SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Management Proposal for

181st Extraordinary General Meeting held on

February 22, 2022

Eletrobras

SUMMARY

INVITATION	3
CALL NOTICE	10
1.	PROCEDURES INHERENT TO EGM	19
2.	MATTERS TO BE SUBMITTED FOR RESOLUTION AT THE EGM HEREBY CONVENED	23
3.	MANAGEMENT CONCLUSION	48
LIST OF ANNEXES	49

2

INVITATION

Centrais Elétricas Brasileiras S.A. - ELETROBRAS ("Company") convenes all its shareholders to attend its 181st Extraordinary General Meeting, as follows:

Date: February 22, 2022.

Time (Brasilia): 2 PM

The Extraordinary General Meeting will be held entirely digitally under the terms of article 4, paragraph 2, item I and article 21-C, paragraphs 2 and 3 of CVM Instruction No. 481, of December 17, 2009 ("IN CVM 481"), to be held on February 22, 2022, at 2:00 PM, through the digital platform Ten Meetings ("Digital Platform") to deliberate on the agenda contained in the call notice attached to this proposal.

Agenda:

1.       Approve, effectively conditioned to the privatization of Eletrobras under the terms and conditions portrayed in item 12, according to CPPI Resolution No. 203, with the modifications of the CPPI Resolution No. 221, the corporate restructuring of Eletrobras, to maintain under the direct or indirect control of the Federal Government, through the Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A. (“ENBPar”), the facilities and holdings, owned or managed by Eletrobras, specifically Eletrobras Termonuclear S.A. ("Eletronuclear") and Itaipu Binacional ("Itaipu"), binational entity, created by the treaty signed on April 26, 1973 (approved by Legislative Decree No. 23/1973), between the Federative Republic of Brazil and the Republic of Paraguay, to be effected under the following conditions:

(i)       conclusion of the respective contract for the purchase and sale of a stake for the disposal of the entire stake held by Eletrobras in Itaipu to ENBPar, for the total price of R$1,212,148,151.65 (one billion, two hundred and twelve million, one hundred and forty-eight thousand, one hundred and fifty-one reais and sixty-five cents), to be paid according to the outlined in the Resolution CPPI 203, with the modifications of the CPPI Resolution 221, under the contractual instrument attached to the Management Proposal of the 181st Extraordinary General Meeting;

(ii)  conclusion between the Company and ENBPar, in an investment agreement related to the shareholding in Eletronuclear, according to a contractual instrument attached to the Management Proposal of the 181st Extraordinary General Meeting, which provides, among others: (a) to participate in the raising of new financing for the power plant Angra 3, through the granting of fiduciary guarantees, as well as through the transfer of financing in the form of mutuals to Eletronuclear, in the total volume necessary for the completion from Angra 3, accordance with the studies conducted by BNDES provided for in Decree No. 9.915, of July 16, 2019 and Law No. 14.120, of March 1, 2021, and in proportion to its holdings in the Eletronuclear voting share capital, should, for the ratio calculation, be desconsider the guarantees, mutuals and contractual obligations support already existing between the Federal Government or the Company and Eletronuclear, being certain that these guarantees, mutual and contractual obligations of support must be maintained; (b) perform all acts of their competence to subscribe to new issues of Eletronuclear shares, to be determined by the studies it contracted with BNDES, in proportion to its equity interests eletronuclear's voting share capital;

(iii)       approve, at the extraordinary general meeting to be convened by Eletronuclear, the emission, by Eletronuclear, of 308,443,302,951 (three hundred and eight billion, four hundred and forty-three million, three hundred and two thousand, nine hundred and fifty-one) new common shares, at the total issue price of R$7,606,963,647.84 (seven billion, six hundred and six million, nine hundred and sixty-three thousand, six hundred and forty-seven reais and eighty-four cents), and 86,367,502,441 (eighty-six billion, three hundred and sixty-seven million, five hundred and two thousand, four hundred and forty-one) new preferred shares, in the total amount of R$2,130,033,121.60 (two billion, one hundred and thirty million, thirty-three thousand, one hundred and twenty-one reais and sixty cents) (together, "New Shares"), of which, of the total value of the issue, R$2,704,317,107.98 (two billion, seven hundred and four million, three hundred and seventeen thousand, one hundred and seven reais and ninety-eight cents) will be allocated to the formation of capital reserve to be used for the payment of all cumulative minimum priority dividends of the preferred shares issued by Eletronuclear, accordance with the

3

provisions of item (vi) below, while the remaining amount will be allocated to the share capital account;

(iv) subscription, by the Company, of part of the New Shares, 166,379,229,311 (one hundred and sixty-six billion, three hundred and seventy-nine million, two hundred and twenty-nine thousand, three hundred and eleven) common shares and 86,326,103,046 (eighty-six billion, three hundred and twenty-six million, one hundred and three thousand, forty-six) preferred shares, at the total issue price of R$6,232,329,437.73 (six billion, two hundred and thirty-two million, three hundred and twenty-nine thousand, four hundred and thirty-seven reais and seventy-three cents) (together, "New Eletrobras Shares"), and the respective payment shall take place on the settlement date of the Offer (as defined below), being:

(a) R$2,698,927,439.83 (two billion, six hundred and ninety-eight million, nine hundred and twenty-seven thousand, four hundred and thirty-nine reais and eighty-three cents), using as a priority the credits related to the cumulative minimum priority dividends against Eletronuclear, by the item (vi) below;

(b) R$3,529,308,617.02 (three billion, five hundred and twenty-nine million, three hundred and eight thousand, six hundred and seventeen reais and two cents) primarily through the capitalization of advances for future capital increase made by the Company at Eletronuclear until January 2022, and

(c) in national currency, with relation to the remaining value;

(v)       assignment, by the Company to ENBPar, free of charge, of the right of preference to subscribe part of the New Shares, in a volume equivalent to R$3,500,000,000.00 (three billion and five hundred million reais), corresponding to 141,916,224,437 (one hundred and forty-one billion, nine hundred and sixteen million, two hundred and twenty-four thousand, four hundred and thirty-seven) common shares ("New ENBPar Shares"), and ENBPar shall exercise the right of preference to subscribe to the New ENBPar Shares transferred to it, and the payment shall take place on the date of settlement of the Offer, in national currency;

(vi)       approve, at the Extraordinary General Meeting to be convened by Eletronuclear, the declaration by Eletronuclear of dividends to preferred shareholders, in the amount of R$2,703,020,820.70 (two billion, seven hundred and three million, twenty thousand, eight hundred and twenty reais and seventy cents updated in the form of Decree 2,673 of July 16, 1998, designed for the date of the assembly of Eletronuclear, equivalent to the amount of the cumulative minimum priority dividends not paid corresponding to the fiscal years 2010 (inclusive) to 2021 (inclusive), as well as statutory authorization to be paid to the account of Eletronuclear's capital reserves, on the date of settlement of the Offer;

(vii) approve, at the Extraordinary General Meeting to be convened by Eletronuclear, the modification of the rights (a) of the preferred shares issued by Eletronuclear, extinguishing the right to cumulative minimum priority dividends and the right to vote in deliberations regarding the modification of the Bylaws of Eletronuclear, and maintaining the priority in the reimbursement of capital, and (b) of the common shares issued by Eletronuclear, which will no longer confer the right to dividends equivalent to 12% (twelve percent) per year before the payment of remaining dividends to the holders of the preferred shares;

(viii) approve, at the Extraordinary General Meeting to be convened by Eletronuclear, to be effective for social acts performed after the meeting, excluding Eletronuclear's corporate restructuring operations arising from the privatization of Eletrobras, that the setting of the repayment amount in cases of exercise the right of withdrawal of Eletronuclear shareholders is the highest value between (i) the book value of the respective shares, and (ii) the economic value of the respective shares, according to the evaluation report to be prepared by an independent third party, by the cash flow method deducted, when exercising the right of withdrawal;

(ix)        approve, at the Extraordinary General Meeting to be convened by Eletronuclear, the amendment of the Bylaws of Eletronuclear to create a committee for matters related to the planning and execution of the Angra 3 Thermonuclear Power Plant ("Statutory Committee for the Monitoring of the Angra 3 Thermonuclear Power Plant Project - COANGRA"), which will operate until the beginning of the commercial operation of the Angra 3 Thermonuclear Power Plant, to advise the Board of Directors of Eletronuclear, including conducting analysis and issuing a prior opinion on the contracting of goods, services, works, financing and guarantees linked to the project, having a composition of five members, guaranteed the representative parity of ENBPar

4

and Eletrobras, being up to two members appointed by the Directors elected by ENBPar, up to two members appointed by the Directors elected by Eletrobras and an independent external member agreed by Eletrobras and ENBPar, all duly remunerated.

(x) approve, at the Extraordinary General Meeting to be convened by Eletronuclear, an optional conversion program of up to 124,541,409,099 (one hundred and twenty-four billion, five hundred and forty-one million, four hundred and ninety-nine) common shares issued by the Company in preferred shares, at the rate of 1 (one) common share for 1 (one) preferred share, respected the legal limit of proportion between common and preferred shares;

(xi)       the Company's participation in the optional conversion program referred to in item (x) above, covering the higher volume possible common shares held by the Company, respecting the applicable limit provided for in item (x);

(xii) conclusion, between the Company and ENBPar, in the agreement of Eletronuclear shareholders, according to a contractual instrument attached to the Management Proposal of the 181st Extraordinary General Meeting, providing, essentially: (a) the maintenance in the operation of COANGRA until the beginning of the commercial operations of Angra 3; (b) ENBPar's right of first preference over the disposal of shares issued by Eletronuclear held by the Company; and (c) the right of appointment by the Company of the Chief Financial Officer of Eletronuclear;

(xiii) approve, at the Extraordinary General Meeting to be convened by Eletronuclear, a change in the composition and organization of competencies of Eletronuclear's Executive Board, to: (a) segregate the functions of the Director of Management and Finance in a Director of Management and a Chief Financial Officer while the shareholders' agreement referred to in the item (xii) above is in force; and (b) to provide for the existence, until the beginning of the commercial operation of Angra 3, of the position of Director of Angra 3, which will have the competence to coordinate the activities to support the completion of the services contracted with BNDES and the contracting of engineering services, contracting of financing and project management necessary for the completion of the Angra 3 Thermonuclear Power Plant;

(xiv) approval of the transfer by the Company to Eletronuclear of the ownership of the quotas of the decommissioning fund of nuclear power plants, provided for in Resolution No. 8 of September 17, 2002, of the National Council for Economic Policy - CNPE, with the compensation of the transfer obligations of the associated resources between the companies;

(xv) authorization for the continuity of management by the Company, for the transition period of up to twelve (12) months, counted from the settlement date of the public offering of shares to be carried out for the privatization of the Company, of the marketing contracts under the Programa de Incentivo às Fontes Alternativas de Energia Elétrica – PROINFA, administration of the current account called the Programa Nacional de Conservação de Energia Elétrica – Procel, financing contracts that use resources from the Reserva Global de Reversão – RGR, the programs Mais Luz para a Amazônia and Luz para Todos and the administration of Federal Government assets provided for in Decree-Law No. 1,383 of December 26, 1974;

(xvi) conclusion of a contract between the Company and ENBPar, according to contractual instrument attached to the Proposal for Administration of the 181st Extraordinary General Meeting that regulates the operational transition of the management of activities and assignment of marketing contracts under the Incentive Program for Alternative Sources of Electric Energy – PROINFA, administration of the current account called National Electric Energy Conservation Program – Procel, of financing contracts that use resources from the Global Reversal Reserve – RGR, of the programs “Mais Luz para an Amazônia” and “Luz para Todos” and the administration of the Federal Government assets provided for in Decree-Law No. 1,383 of December 26, 1974, as well as the assumption by the Company, free of charge, of a commitment to provide support and advice to ENBPar for the management of these activities, including staff training, provision of databases and information;

(xvii) provision of support and advisory service, by the Company to ENBPar, Itaipu's energy trading activity, for remuneration to be adjusted between the parties, for a period of up to 180 (one hundred and eighty) days from the date of liquidation of the Offer, under the contractual instrument, related to the transfer of the equity interest in Itaipu, attached to the Management Proposal of the 181st Extraordinary General Meeting; and

(xviii) approve the amendment to Eletronuclear's Bylaws, so that some Chapters, articles, items, and paragraphs of the Bylaws are amended, included, renumbered, and/or excluded, with

5

Eletronuclear's Bylaws now having the consolidated wording contained in the referred to Annex to the Management Proposal of the 181st Extraordinary Shareholders' Meeting.

2. Approve, effectively conditioned to the privatization of Eletrobras, under the terms and conditions portrayed in item 12, the subscription, by the Company and its subsidiaries, as applicable, of new concessions for the generation of electricity, for a period of 30 (thirty) years, through the payment of R$ 32,073,001,926.43 (thirty-two billion, seventy-three million, one thousand nine hundred and twenty-six reais and forty-three cents) for the Energy Development Account (CDE) and R$ 25,379,079,917.76 (twenty-five billion, three hundred and seventy-nine million, seventy-nine thousand nine hundred and seventeen reais and seventy-six cents) relating to the bonus for the granting of new concession contracts for electricity generation, according to CNPE Resolution No. 30 from December 21th, 2021, relating to hydroelectric power plants that: I - have been extended pursuant to Article 1 of Law No. 12,783 of January 11th, 2013; II - are reached by the provisions of item II of paragraph 2 of Article 22 of Law No. 11,943 of May 28, 2009; III - are reached by the provisions of paragraph 3 of Article 10 of Law No. 13,182 of November 3rd, 2015; IV - have been granted through the Concession Agreement No. 007/2004-Aneel-Eletronorte; V - have been granted through the Concession Agreement No. 004/2004-ANEEL-Furnas, specifically for the HPP Mascarenhas de Moraes.

3. Approve, effectively conditioned to the privatization of Eletrobras in the terms and conditions portrayed in item 12, the maintenance of the payment of associative contributions to the Centro de Pesquisas de Energia Elétrica (Cepel), for 6 (six) years, counted from the date of the company's privatization, under paragraph 4 of Article 3 of Law 14.182/2021;

4. Approve, effectively conditioned to the privatization of Eletrobras under the terms and conditions outlined in item 12, the assumption of obligations provided for in Resolution CNPE 15, with the modifications of Resolution CNPE 30, and the assumption of subsidiary responsibility for compliance with the programs established in the Articles 6th, 7th and 8th of Law 14.182/2021, aimed at the development of projects that will compose the programs of:

a) revitalization of water resources in the Rio San Francisco and the Parnaíba River watersheds, directly by Eletrobras or, indirectly, through its subsidiary Companhia Hidrelétrica do São Francisco (Chesf) or units of the Brazilian army;

b) structural reduction of energy generation costs in the Legal Amazon and for the navigability of the Madeira River and the Tocantins River, directly by Eletrobras or, indirectly, through its subsidiary Eletronorte; and

c) revitalization of the water resources of the watersheds, defined according to item V of the Caput of the Article 1 of Law No. 9,433 of January 8, 1997, in the area of influence of the reservoirs of Furnas hydroelectric power plants, whose concession contracts are affected by this Law, directly by Eletrobras or, indirectly, through its subsidiary Furnas.

5. Authorize the Company to carry out a public offering for the distribution of common shares issued by the Company and American Depositary Receipts (“ADR”), which will be carried out to implement its privatization, under Law No. 14,182/2021 and of Resolution CPPI 203, with the subsequent amendments, including Resolution CPPI 221 (“Offer”), and consequent submission of the application for registration of the Offering to the Securities and Exchange Commission (“CVM”) under Law No. 6,385, of December 7, 1976, as amended, CVM Instruction No. 400, of December 29, 2003, as amended, and other applicable legal and regulatory provisions, and to the US Securities and Exchange Commission ("SEC"), under US Securities Act of 1933, as amended, and other rules adopted by the SEC.

6. Authorize and delegate to the Board of Directors powers to (i) negotiate, define and approve all the terms and conditions of the Offer, subject to the provisions of the applicable legislation and regulations, including, without limitation, (a) the respective schedule, structure and other terms and conditions, including, as applicable, the issuance of additional shares/ADRs (hot issue) and additional shares/ADRs (green shoe); (b) the increase in the Company's capital stock, within the limits of the authorized capital to be created pursuant to item 7(i) below the agenda, for purposes of the Offer; and (c) the issuance price of shares within the scope of the Offer after completion of the bookbuilding procedure (“Price per Share”), provided that the Price per Share cannot be lower than the price minimum per common share to be defined by the CPPI, and provided that the transaction provided for in terms of Resolution CPPI 203, with subsequent modifications, including Resolution CPPI 221, is approved by the Federal Audit Court; (ii) approve

6

the prospectuses, forms, prospectus and other documents, instruments and contracts related to the Offer; and (iii) authorize the Company's directors to perform all acts that may be necessary within the scope of the Offer, including, without limitation, communication with, among others, CVM, SEC and B3 SA – Brasil, Bolsa, Balcão, and the negotiation, contracting and execution of all documents, instruments and contracts that may be necessary for the execution of the Offer;

7. Approve the reform of the Company's Bylaws, towards:

(i)       the creation of the Company's authorized capital, under Article 168 of Law No. 6,404 of December 15, 1976, as amended ("Corporate Law"), allowing the Board of Directors to increase the Company's capital stock to the limit of R$ 80,000,000,000.00 (eighty billion reais), regardless of this tax reform, through the issuance of new common shares; and

(ii)       the exclusion of the shareholders' right of preference in the subscription of shares issued through public offerings, under Article 172, Caput and item I of the Brazilian Corporate Law.

8. Approve, as a result of the possible approval of item 7 above the agenda, the amendment, inclusion, renumbering e/or exclusion of the following chapters, articles, items and paragraphs of the Company's Bylaws, as well as the inclusion of Article 70 to the Eletrobras Bylaws, containing the statutory provisions that will be applicable after the Company's privatization, under Law No. 14,182 of July 12, 2021, and the Company's Bylaws will have the consolidated wording contained in the aforementioned annex of the Management Proposal of the 181st Extraordinary General Meeting:

Inclusion

Article 8 - Inclusion of Sole Paragraph for the creation of authorized capital;

Article 8 - Inclusion of Item I towards to deal with the authorization for the Board of Directors to approve the issuance of shares of the Company; and

Article 8 - Inclusion of Item II to enable the absence of a right of preference of shareholders in the subscription of shares issued through public offerings; and

Article 70 - Inclusion of the version of the Company's Bylaws that will be effective with the liquidation of the offer.

9. Approve pursuant to resolution CPPI 221, the conversion of one (1) class B preferred share issued by the Company and owned by the Federal Government to, pursuant to Law 14,182/2021, create a special class of preferred share, which shall be subscribed by the Federal Government for its exclusive ownership, and which shall give the power of veto in the social deliberations that aim to modify or remove the statutory provisions to be created, according to item 10 below, to, pursuant to Law No. 14,182/2021, (i) prevent any shareholder or group of shareholders from exercising votes in numbers greater than 10% (ten percent) of the number of shares in which the Company's voting capital is divided and (ii) prevent the conclusion of a shareholders' agreement for the exercise of voting rights, except for the formation of blocks with a number of votes lower than 10% (ten percent) of the number of shares in which the voting capital of the Company is divided, with the consequent amendment of the Bylaws to provide for such conversion and the existence of such a special class preferred share.

10. Approve, if the Bylaws amendment proposed in items 7 and 8, the following changes, inclusions, renumberings, and/or exclusions of the following chapters, articles, items and paragraphs of the Company's Bylaws:

Article 1 - Change of wording to adapt the private company.

Article 1 - Inclusion of a single paragraph to adapt the private company.

Article 4 - Exclusion of item II to adapt the private company.

Article 4 – Unification of items III and IV, with renumbering for item II.

Chapter II - Change of title to adapt the private company.

Article 5 - Change of wording to adapt the private company.

Article 5 - Exclusion of paragraphs 1, 2, 3 and 4 and their respective paragraphs.

Article 6 - Exclusion to adapt the private company.

Article 7 - Exclusion of Caput to adapt the private company.

Article 7 - Single Paragraph and its items from I to V - renumbered to Article 5th Single Paragraph, items I to V.

Article 8 - Renumbering for Article 6th and writing adjustment for creation of Golden share.

Article 9 - Renumbering for Article 7th, an adjustment in the wording of items I and II, and inclusion of item III to adapt the private company.

Article 9 - Inclusion of paragraph 3 to adapt the private company.

7

Inclusion of Article 8th and single paragraph to adapt the private company.

Inclusion of Article 9th and paragraphs 1 and 2 to adapt the private company.

Inclusion of Article 10th, items I to IV and paragraphs 1 to 5 to adapt the private company.

Inclusion of Article 11th and single paragraph to adapt the private company.

Inclusion of Article 12th and single paragraph to adapt the private company.

Article 10 renumbering for Article 13th, the inclusion of paragraph 3, renumbering of paragraphs 3 and 4 to 4º and 5º and adjustment of writing to adapt the private company.

Article 11 renumbering for Article 14th and adjustment in the wording of paragraph 1.

Article 12 renumbering for Article 15th.

Article 13 renumbering for Article 16th.

Article 14 renumbering for Article 17th.

Article 15 renumbering for Article 18th and adjustment in the essay.

Article 16 renumbering for Article 19th and adjustment in the wording of item III.

Article 17 renumbering for Article 20th, an adjustment in the wording of item IX and paragraph 2, the inclusion of item X and paragraph 3 and renumbering of paragraphs 3 to 6, moving to paragraphs 4 to 7, to adapt the private company.

Article 18 renumbering for Article 21st.

Article 19 renumbering for Article 22nd, exclusion of paragraph 4 and renumbering of paragraph 5 to 4.

Article 20 renumbering for Article 23rd.

Article 21 renumbering for Article 24th, new writing in Caput and paragraph 1 and exclusion of paragraph 2 to adapt to the private company.

Article 22 renumbering for Article 25th, paragraph 1 amended to single paragraph and exclusion of paragraph 2 and its item I.

Article 23 renumbering for Article 26th.

Article 24 renumbering for Article 27th.

Article 25 exclusion of caput and a single paragraph.

Article 26 renumbering for Article 28th.

Article 27 exclusion of caput and a single paragraph.

Article 28 renumbering for Article 29th.

Article 29 renumbering for Article 30th.

Article 30 deletion of the Article.

Article 31 adjustment in the wording of paragraph 3 to adapt the private company.

Article 32 adjustment in the wording of item I and exclusion of item II to V,

Article 32 adjustment in the wording of paragraphs 1 and 2, exclusion of paragraph 4, an adjustment in the wording of paragraph 5, with its renumbering to 4º.

Article 33 adjustment in the wording to adapt the private company.

Article 34 adjustment in the wording to adapt the private company.

Article 34 renumbering the single paragraph to 1st and the inclusion of paragraph 2º.

Article 36 Caput adjustment in the wording of the XXV item to adapt the private company.

Article 36 Caput adjustment in the wording of item XXXII.

Article 36 Caput adjustment in the wording of item XXXIV, XXXV, XXXVI and XLVII to adapt the private company.

Article 36 Caput exclusion of the ILI and LIII items.

Article 36 Caput renumbering the LIV item to LII.

Article 36 Caput renumbering of the LV to LIII item with adjustment in the wording.

Article 36 Caput renumbering of items LVI and LVII for LIV and LV.

Article 36 Caput exclusion of item LVIII.

Article 36 Caput renumbering of the LIX to LVI item with adjustment in the wording.

Article 36 Caput renumbering of the LX to LVII item with adjustment in the wording.

Article 36 Caput exclusion of the LXI item.

Article 36 Caput renumbering of the item LXII, LXIII and LXIV for LVIII, LIX and LX.

Article 36 exclusion of paragraphs 1 and 2.

Article 36 renumbering of paragraph 3 to 1st

Article 36 renumbering of paragraph 4 to 2nd.

Article 36, paragraph 4 adjustment in the wording of item II, exclusion of items III and IV and renumbering of item V to III.

Article 39 paragraph 4 adjustment in the wording.

Article 40 paragraphs 1st, 2nd, 3rd and 4th adjustment in the wording.

Article 40 paragraph exclusion from paragraph 5th.

Article 40 renumbering of paragraphs 6th, 7th, 8th and 9th for 5th, 6th, 7th and 8th.

Article 40 exclusion from paragraphs 10 and 11.

Article 40 renumbering paragraphs 12th to 21st to 9th to 18th.

Article 42 Caput adjustment in the wording.

Article 42 exclusion from item III.

Article 43 paragraphs 1st to 3rd adjustment in the wording.

8

Article 44 paragraph 1st adjustment in the wording and exclusion of paragraph 3rd.

Article 47 exclusion from paragraph 2nd and renumbering of paragraph 3rd to 2nd.

Article 48 adjustment in the wording of item VI.

Article 49 exclusion from item II.

Article 49 renumbering of items III to VIII to II to VII.

Article 49 exclusion from item IX.

Article 49 renumbering of item X to VIII.

Article 49 exclusion from item XI.

Article 49 renumbering of items XII and XIII to IX and X.

Article 51 Caput adjustment in the wording.

Article 51 exclusion from items I to IV and paragraph 1st.

Article 51 renumbering of paragraphs 2nd and 3rd to 1st and 2nd.

Article 51 inclusion of paragraph 3rd.

Article 52 Caput adjustment in the wording.

Article 52 exclusion from paragraph 3rd.

Article 52 adjustment in the wording and renumbering of paragraph 4th to 3rd.

Article 52 exclusion from paragraphs 5th and 6th.

Article 52 renumbering paragraphs 7th to 9th to 4th to 6th.

Article 55 single paragraph adjustment in the wording.

Article 56 Caput adjustment in the wording.

Article 61 to 63 exclusions of Articles and their items and paragraphs.

Article 64 adjustment in writing and renumbering for Article 61st.

Article 65 renumbering for Article 62nd.

Article 66 to 67 exclusions of Articles and their items and paragraphs.

Article 68 and 69 renumberings for Article 63rd and 64th.

11. Authorize Eletrobras and its subsidiaries to celebrate and sign before the effective privatization the legal instruments portrayed in items 1 and 2 of the Agenda, under the respective contracts, which shall include a suspensive condition clause, through which the effects of the legal instruments are conditional on the effective privatization of the Company, under item 12.

12. Approve the privatization of Eletrobras, in accordance with Law 14.182/2021 and of CPPI Resolution 203, with the modifications of CPPI Resolution 221, from the settlement of the offer depicted in the item 5, and immediately and only after the dilution of the Federal Government, and its organs and entities directly or indirectly controlled, the percentage equal to or less than 45% (forty-five percent) of Eletrobras' voting share capital, provided that: (i) all matters provided for in items 1 to 10 of this Notice; (ii) the suspensive condition depicted in the item 11; (iii) the public offering of primary and secondary issuance of Eletrobras shares, planned in CPPI Resolution 203, with the modifications of CPPI Resolution 221, is sufficient to dilute the Federal Government, and its organs and entities directly or indirectly controlled, the percentage equal to or less than 45% (forty-five percent) of Eletrobras' voting share capital; (iv) all legal instruments depicted in items 1 and 2 of this Agenda are duly signed by the parties and their anuent stakeholder; and (v) approval by the Court of Auditors of the Federal Government of the privatization, accordance with the terms established by CPPI Resolution 203, with the modifications of CPPI Resolution 221.

The Company prepared this Management Proposal, in compliance with good corporate governance and transparency practices, to guide and clarify to all its Shareholders about the matters that will be deliberated, making available its Investor Relations Superintendence to clarify any additional doubts.

Service Channels Site: https://ri.eletrobras.com/ Email: assembleiavirtual@eletrobras.com Email: ombudsman-ri@eletrobras.com Phones: (21) 2514-6333|2514-4627 Fax: (21) 2514-5964

9

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

(Public company)

Cnpj. No. 00.001.180/0001-26

CALL NOTICE

181st Extraordinary General Meeting

We call upon the Shareholders of Centrais Elétricas Brasileiras S.A - Eletrobras ("Company") to meet at an Extraordinary General Meeting, in exclusively digital form, under Article 4th, paragraph 2nd, Item I and Article 21-C, paragraphs 2nd and 3rd of CVM Instruction No. 481, of December 17, 2009 ("IN CVM 481"), to be held on February 22, 2022, at 2:00 PM, through the Ten Meetings digital platform (“Digital Platform”), to deliberate on the agenda listed below.

The agenda items listed in this notice are intended to meet the provisions of Law No. 14,182/2021 and Resolution CPPI No. 203, published on October 19, 2021, of the Investment Partnership Program ("CPPI Resolution 203"), with the amendments promoted by Resolution No. 221, published on December 30, 2021, of the Investment Partnership Program Council ("CPPI Resolution 221"), stipulated for the Company's privatization to occur.

The statutory changes provided for items 7 and 8 shall enter into force immediately after their approvals by EGM.

The other changes in the Company's Bylaws provided for in items 9 and 10, as well as the materials provided for in items 1, 2, 3 and 4, enter into force only after the liquidation of the public offering of shares ("Offer") to be carried out under Article 3rd of Law No. 14,182/2021, with the consequent privatization of the Company, provided that they are approved by the Brazilian Federal Court of Accounts (TCU).

The effectiveness of the deliberations taken depends on the approval of all items that are the subject of the agenda, without exception. Thus, if there has been a rejection of an item during the vote, the shareholders present may, at the end, but before the completion of the work, reconsider their dissenting vote.

The Federal Government shall be devout to exercise, directly or indirectly, in the deliberations of the EGM, the right to vote in matters on the agenda that are provided for in the prohibitions established by Law No. 14,182/2021 and CPPI Resolution 203, with the modifications of the CPPI Resolution 221.

Agenda:

1.       Approve, effectively conditioned to the privatization of Eletrobras under the terms and conditions portrayed in item 12, according to CPPI Resolution No. 203, with the modifications of the CPPI Resolution No. 221, the corporate restructuring of Eletrobras, to maintain under the direct or indirect control of the Federal Government, through the Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A. (“ENBPar”), the facilities and holdings, owned or managed by Eletrobras, specifically Eletrobras Termonuclear S.A. ("Eletronuclear") and Itaipu Binacional ("Itaipu"), binational entity, created by the treaty signed on April 26, 1973 (approved by Legislative Decree No. 23/1973), between the Federative Republic of Brazil and the Republic of Paraguay, to be effected under the following conditions:

(i)       conclusion of the respective contract for the purchase and sale of a stake for the disposal of the entire stake held by Eletrobras in Itaipu to ENBPar, for the total price of R$1,212,148,151.65 (one billion, two hundred and twelve million, one hundred and forty-eight thousand, one hundred and fifty-one reais and sixty-five cents), to be paid according to the outlined in the Resolution CPPI 203, with the modifications of the CPPI Resolution 221, under the contractual instrument attached to the Management Proposal of the 181st Extraordinary General Meeting;

(ii)       conclusion between the Company and ENBPar, in an investment agreement related to the shareholding in Eletronuclear, according to a contractual instrument attached to the Management Proposal of the 181st Extraordinary General Meeting, which provides, among others: (a) to participate in the raising of new financing for the power plant Angra 3, through the granting of fiduciary guarantees, as well as through the transfer of financing in the form of mutuals to Eletronuclear, in the total volume necessary for the completion from Angra 3, accordance with the studies conducted by BNDES provided for in Decree No. 9.915, of July 16, 2019 and Law No.

10

14.120, of March 1, 2021, and in proportion to its holdings in the eletronuclear voting share capital, should, for the purposes of the ratio calculation, be desconsider the guarantees, mutuals and contractual obligations support already existing between the Federal Government or the Company and Eletronuclear, being certain that these guarantees, mutual and contractual obligations of support must be maintained; (b) perform all acts of their competence for the purpose of subscribing to new issues of Eletronuclear shares, to be determined by the studies it contracted with BNDES, in proportion to its equity interests eletronuclear's voting share capital;

(iii)       approve, at the extraordinary general meeting to be convened by Eletronuclear, the emission, by Eletronuclear, of 308,443,302,951 (three hundred and eight billion, four hundred and forty-three million, three hundred and two thousand, nine hundred and fifty-one) new common shares, at the total issue price of R$7,606,963,647.84 (seven billion, six hundred and six million, nine hundred and sixty-three thousand, six hundred and forty-seven reais and eighty-four cents), and 86,367,502,441 (eighty-six billion, three hundred and sixty-seven million, five hundred and two thousand, four hundred and forty-one) new preferred shares, in the total amount of R$2,130,033,121.60 (two billion, one hundred and thirty million, thirty-three thousand, one hundred and twenty-one reais and sixty cents) (together, "New Shares"), of which, of the total value of the issue, R$2,704,317,107.98 (two billion, seven hundred and four million, three hundred and seventeen thousand, one hundred and seven reais and ninety-eight cents) will be allocated to the formation of capital reserve to be used for the payment of all cumulative minimum priority dividends of the preferred shares issued by Eletronuclear, accordance with the provisions of item (vi) below, while the remaining amount will be allocated to the share capital account;

(iv) subscription, by the Company, of part of the New Shares, 166,379,229,311 (one hundred and sixty-six billion, three hundred and seventy-nine million, two hundred and twenty-nine thousand, three hundred and eleven) common shares and 86,326,103,046 (eighty-six billion, three hundred and twenty-six million, one hundred and three thousand, forty-six) preferred shares, at the total issue price of R$6,232,329,437.73 (six billion, two hundred and thirty-two million, three hundred and twenty-nine thousand, four hundred and thirty-seven reais and seventy-three cents) (together, "New Eletrobras Shares"), and the respective payment shall take place on the settlement date of the Offer (as defined below), being:

(a) R$2,698,927,439.83 (two billion, six hundred and ninety-eight million, nine hundred and twenty-seven thousand, four hundred and thirty-nine reais and eighty-three cents), using as a priority the credits related to the cumulative minimum priority dividends against Eletronuclear, by the item (vi) below;

(b) R$3,529,308,617.02 (three billion, five hundred and twenty-nine million, three hundred and eight thousand, six hundred and seventeen reais and two cents) primarily through the capitalization of advances for future capital increase made by the Company at Eletronuclear until January 2022, and;

(c) in national currency, with relation to the remaining value;

(v)       assignment, by the Company to ENBPar, free of charge, of the right of preference to subscribe part of the New Shares, in a volume equivalent to R$3,500,000,000.00 (three billion and five hundred million reais), corresponding to 141,916,224,437 (one hundred and forty-one billion, nine hundred and sixteen million, two hundred and twenty-four thousand, four hundred and thirty-seven) common shares ("New ENBPar Shares"), and ENBPar shall exercise the right of preference to subscribe to the New ENBPar Shares transferred to it, and the payment shall take place on the date of settlement of the Offer, in national currency;

(vi)       approve, at the Extraordinary General Meeting to be convened by Eletronuclear, the declaration by Eletronuclear of dividends to preferred shareholders, in the amount of R$2,703,020,820.70 (two billion, seven hundred and three million, twenty thousand, eight hundred and twenty reais and seventy cents updated in the form of Decree 2,673 of July 16, 1998, designed for the date of the assembly of Eletronuclear, equivalent to the amount of the cumulative minimum priority dividends not paid corresponding to the fiscal years 2010 (inclusive) to 2021 (inclusive), as well as statutory authorization to be paid to the account of Eletronuclear's capital reserves, on the date of settlement of the Offer;

(vii) approve, at the Extraordinary General Meeting to be convened by Eletronuclear, the modification of the rights (a) of the preferred shares issued by Eletronuclear, extinguishing the right to cumulative minimum priority dividends and the right to vote in deliberations regarding the modification of the Bylaws of Eletronuclear, and maintaining the priority in the reimbursement

11

of capital, and (b) of the common shares issued by Eletronuclear, which will no longer confer the right to dividends equivalent to 12% (twelve percent) per year before the payment of remaining dividends to the holders of the preferred shares;

(viii) approve, at the Extraordinary General Meeting to be convened by Eletronuclear, to be effective for social acts performed after the meeting, excluding Eletronuclear's corporate restructuring operations arising from the privatization of Eletrobras, that the setting of the repayment amount in cases of exercise the right of withdrawal of Eletronuclear shareholders is the highest value between (i) the book value of the respective shares, and (ii) the economic value of the respective shares, according to the evaluation report to be prepared by an independent third party, by the cash flow method deducted, when exercising the right of withdrawal;

(ix)        approve, at the Extraordinary General Meeting to be convened by Eletronuclear, the amendment of the Bylaws of Eletronuclear to create a committee for matters related to the planning and execution of the Angra 3 Thermonuclear Power Plant ("Statutory Committee for the Monitoring of the Angra 3 Thermonuclear Power Plant Project - COANGRA"), which will operate until the beginning of the commercial operation of the Angra 3 Thermonuclear Power Plant, to advise the Board of Directors of Eletronuclear, including conducting analysis and issuing a prior opinion on the contracting of goods, services, works, financing and guarantees linked to the project, having a composition of five members, guaranteed the representative parity of ENBPar and Eletrobras, being up to two members appointed by the Directors elected by ENBPar, up to two members appointed by the Directors elected by Eletrobras and an independent external member agreed by Eletrobras and ENBPar, all duly remunerated.

(x) approve, at the Extraordinary General Meeting to be convened by Eletronuclear, an optional conversion program of up to 124,541,409,099 (one hundred and twenty-four billion, five hundred and forty-one million, four hundred and ninety-nine) common shares issued by the Company in preferred shares, at the rate of 1 (one) common share for 1 (one) preferred share, respected the legal limit of proportion between common and preferred shares;

(xi)       the Company's participation in the optional conversion program referred to in item (x) above, covering the higher volume possible common shares held by the Company, respecting the applicable limit provided for in item (x);

(xii) conclusion, between the Company and ENBPar, in the agreement of Eletronuclear shareholders, according to a contractual instrument attached to the Management Proposal of the 181st Extraordinary General Meeting, providing, essentially: (a) the maintenance in the operation of COANGRA until the beginning of the commercial operations of Angra 3; (b) ENBPar's right of first preference over the disposal of shares issued by Eletronuclear held by the Company; and (c) the right of appointment by the Company of the Chief Financial Officer of Eletronuclear;

(xiii) approve, at the Extraordinary General Meeting to be convened by Eletronuclear, a change in the composition and organization of competencies of Eletronuclear's Executive Board, to: (a) segregate the functions of the Director of Management and Finance in a Director of Management and a Chief Financial Officer while the shareholders' agreement referred to in the item (xii) above is in force; and (b) to provide for the existence, until the beginning of the commercial operation of Angra 3, of the position of Director of Angra 3, which will have the competence to coordinate the activities to support the completion of the services contracted with BNDES and the contracting of engineering services, contracting of financing and project management necessary for the completion of the Angra 3 Thermonuclear Power Plant;

(xiv) approval of the transfer by the Company to Eletronuclear of the ownership of the quotas of the decommissioning fund of nuclear power plants, provided for in Resolution No. 8 of September 17, 2002, of the National Council for Economic Policy - CNPE, with the compensation of the transfer obligations of the associated resources between the companies;

(xv) authorization for the continuity of management by the Company, for the transition period of up to twelve (12) months, counted from the settlement date of the public offering of shares to be carried out for the privatization of the Company, of the marketing contracts under the Programa de Incentivo às Fontes Alternativas de Energia Elétrica – PROINFA, administration of the current account called the Programa Nacional de Conservação de Energia Elétrica – Procel, financing contracts that use resources from the Reserva Global de Reversão – RGR, the programs Mais Luz para an Amazônia and Luz para Todos and the administration of Federal Government assets provided for in Decree-Law No. 1,383 of December 26, 1974;

12

(xvi) conclusion of a contract between the Company and ENBPar, according to contractual instrument attached to the Proposal for Administration of the 181st Extraordinary General Meeting that regulates the operational transition of the management of activities and assignment of marketing contracts under the Incentive Program for Alternative Sources of Electric Energy – PROINFA, administration of the current account called National Electric Energy Conservation Program – Procel, of financing contracts that use resources from the Global Reversal Reserve – RGR,  of the programs “Mais Luz para a Amazônia” and “Luz para Todos” and the administration of the Federal Government assets provided for in Decree-Law No. 1,383 of December 26, 1974, as well as the assumption by the Company, free of charge, of a commitment to provide support and advice to ENBPar for the management of these activities, including staff training, provision of databases and information;

(xvii) provision of support and advisory service, by the Company to ENBPar, Itaipu's energy trading activity, for remuneration to be adjusted between the parties, for a period of up to 180 (one hundred and eighty) days from the date of liquidation of the Offer, under the contractual instrument, related to the transfer of the equity interest in Itaipu, attached to the Management Proposal of the 181st Extraordinary General Meeting; and

(xviii) approve the amendment to Eletronuclear's Bylaws, so that some Chapters, articles, items and paragraphs of the Bylaws are amended, included, renumbered and/or excluded, with Eletronuclear's Bylaws now having the consolidated wording contained in the referred to Annex to the Management Proposal of the 181st Extraordinary Shareholders' Meeting.

2. Approve, effectively conditioned to the privatization of Eletrobras, under the terms and conditions portrayed in item 12, the subscription, by the Company and its subsidiaries, as applicable, of new concessions for the generation of electricity, for a period of 30 (thirty) years, through the payment of R$ 32,073,001,926.43 (thirty-two billion, seventy-three million, one thousand nine hundred and twenty-six reais and forty-three cents) for the Energy Development Account (CDE) and R$ 25,379,079,917.76 (twenty-five billion, three hundred and seventy-nine million, seventy-nine thousand nine hundred and seventeen reais and seventy-six cents) relating to the bonus for the granting of new concession contracts for electricity generation, according to CNPE Resolution No. 30 from December 21th, 2021, relating to hydroelectric power plants that: I - have been extended pursuant to Article 1 of Law No. 12,783 of January 11th, 2013; II - are reached by the provisions of item II of paragraph 2 of Article 22 of Law No. 11,943 of May 28, 2009; III - are reached by the provisions of paragraph 3 of Article 10 of Law No. 13,182 of November 3rd, 2015; IV - have been granted through the Concession Agreement No. 007/2004-Aneel-Eletronorte; V - have been granted through the Concession Agreement No. 004/2004-ANEEL-Furnas, specifically for the HPP Mascarenhas de Moraes.

3. Approve, effectively conditioned to the privatization of Eletrobras in the terms and conditions portrayed in item 12, the maintenance of the payment of associative contributions to the Centro de Pesquisas de Energia Elétrica (Cepel), for 6 (six) years, counted from the date of the company's privatization, under paragraph 4 of Article 3 of Law 14.182/2021.

4. Approve, effectively conditioned to the privatization of Eletrobras under the terms and conditions outlined in item 12, the assumption of obligations provided for in Resolution CNPE 15, with the modifications of Resolution CNPE 30, and the assumption of subsidiary responsibility for compliance with the programs established in the Articles 6th, 7th and 8th of Law 14.182/2021, aimed at the development of projects that will compose the programs of:

a) revitalization of water resources in the Rio San Francisco and the Parnaíba River watersheds, directly by Eletrobras or, indirectly, through its subsidiary Companhia Hidrelétrica do São Francisco (Chesf) or units of the Brazilian army;

b) structural reduction of energy generation costs in the Legal Amazon and for the navigability of the Madeira River and the Tocantins River, directly by Eletrobras or, indirectly, through its subsidiary Eletronorte; and

c) revitalization of the water resources of the watersheds, defined according to item V of the Caput of the Article 1 of Law No. 9,433 of January 8, 1997, in the area of influence of the reservoirs of Furnas hydroelectric power plants, whose concession contracts are affected by this Law, directly by Eletrobras or, indirectly, through its subsidiary Furnas.

13

5. Authorize the Company to carry out a public offering for the distribution of common shares issued by the Company and American Depositary Receipts (“ADR”), which will be carried out to implement its privatization, under Law No. 14,182/2021 and of Resolution CPPI 203, with the subsequent amendments, including Resolution CPPI 221 (“Offer”), and consequent submission of the application for registration of the Offering to the Securities and Exchange Commission (“CVM”) under Law No. 6,385, of December 7, 1976, as amended, CVM Instruction No. 400, of December 29, 2003, as amended, and other applicable legal and regulatory provisions, and to the US Securities and Exchange Commission ("SEC"), under US Securities Act of 1933, as amended, and other rules adopted by the SEC.

6. Authorize and delegate to the Board of Directors powers to (i) negotiate, define and approve all the terms and conditions of the Offer, subject to the provisions of the applicable legislation and regulations, including, without limitation, (a) the respective schedule, structure and other terms and conditions, including, as applicable, the issuance of additional shares/ADRs (hot issue) and additional shares/ADRs (green shoe); (b) the increase in the Company's capital stock, within the limits of the authorized capital to be created pursuant to item 7(i) below the agenda, for purposes of the Offer; and (c) the issuance price of shares within the scope of the Offer after completion of the bookbuilding procedure (“Price per Share”), provided that the Price per Share cannot be lower than the price minimum per common share to be defined by the CPPI, and provided that the transaction provided for in terms of Resolution CPPI 203, with subsequent modifications, including Resolution CPPI 221, is approved by the Federal Audit Court; (ii) approve the prospectuses, forms, prospectus and other documents, instruments and contracts related to the Offer; and (iii) authorize the Company's directors to perform all acts that may be necessary within the scope of the Offer, including, without limitation, communication with, among others, CVM, SEC and B3 SA – Brasil, Bolsa, Balcão, and the negotiation, contracting and execution of all documents, instruments and contracts that may be necessary for the execution of the Offer.

7. Approve the reform of the Company's Bylaws, towards:

(i)       the creation of the Company's authorized capital, under Article 168 of Law No. 6,404 of December 15, 1976, as amended ("Corporate Law"), allowing the Board of Directors to increase the Company's capital stock to the limit of R$ 80,000,000,000.00 (eighty billion reais), regardless of this tax reform, through the issuance of new common shares; and

(ii)       the exclusion of the shareholders' right of preference in the subscription of shares issued through public offerings, under Article 172, Caput and item I of the Brazilian Corporate Law.

8. Approve, as a result of the possible approval of item 7 above the agenda, the amendment, inclusion, renumbering e/or exclusion of the following chapters, articles, items and paragraphs of the Company's Bylaws, as well as the inclusion of Article 70 to the Eletrobras Bylaws, containing the statutory provisions that will be applicable after the Company's privatization, under Law No. 14,182 of July 12, 2021, and the Company's Bylaws will have the consolidated wording contained in the aforementioned annex of the Management Proposal of the 181st Extraordinary General Meeting:

Inclusion

Article 8 - Inclusion of Sole Paragraph for the creation of authorized capital;

Article 8 - Inclusion of Item I towards to deal with the authorization for the Board of Directors to approve the issuance of shares of the Company; and

Article 8 - Inclusion of Item II to enable the absence of a right of preference of shareholders in the subscription of shares issued through public offerings; and

Article 70 inclusion the version of the Company's Bylaws that will be effective with the liquidation of the offer.

14

9. Approve pursuant to resolution CPPI 221, the conversion of one (1) class B preferred share issued by the Company and owned by the Federal Government to, pursuant to Law 14,182/2021, create a special class of preferred share, which shall be subscribed by the Federal Government for its exclusive ownership, and which shall give the power of veto in the social deliberations that aim to modify or remove the statutory provisions to be created, according to item 10 below, to, pursuant to Law No. 14,182/2021, (i) prevent any shareholder or group of shareholders from exercising votes in numbers greater than 10% (ten percent) of the number of shares in which the Company's voting capital is divided and (ii) prevent the conclusion of a shareholders' agreement for the exercise of voting rights, except for the formation of blocks with a number of votes lower than 10% (ten percent) of the number of shares in which the voting capital of the Company is divided, with the consequent amendment of the Bylaws to provide for such conversion and the existence of such a special class preferred share.

10. Approve, if the Bylaws amendment proposed in items 7 and 8, the following changes, inclusions, renumberings and/or exclusions of the following chapters, articles, items and paragraphs of the Company's Bylaws:

Article 1 - change of wording to adapt the private company.

Article 1 - inclusion of single paragraph to adapt the private company.

Article 4 - exclusion of item II to adapt the private company.

Article 4 – the unification of items III and IV, with renumbering for item II.

Chapter II - change of title to adapt the private company.

Article 5 - change of wording to adapt the private company.

Article 5 - exclusion of paragraphs 1, 2, 3 and 4 and their respective paragraphs.

Article 6 - exclusion to adapt the private company.

Article 7 - exclusion of Caput to adapt the private company.

Article 7 Single Paragraph and its items from I to V - renumbered to Article 5th Single Paragraph, items I to V.

Article 8 - Renumbering for Article 6th and writing adjustment for creation of Golden share.

Article 9 - Renumbering for Article 7th, an adjustment in the wording of items I and II, and inclusion of item III to adapt the private company.

Article 9 - Inclusion of paragraph 3 to adapt the private company.

Inclusion of Article 8th and single paragraph to adapt the private company.

Inclusion of Article 9th and paragraphs 1 and 2 to adapt the private company.

Inclusion of Article 10th, items I to IV and paragraphs 1 to 5 to adapt the private company.

Inclusion of Article 11th and single paragraph to adapt the private company.

Inclusion of Article 12th and single paragraph to adapt the private company.

Article 10 renumbering for Article 13th, the inclusion of paragraph 3, the renumbering of paragraphs 3 and 4 to 4º and 5º and adjustment of writing to adapt the private company.

Article 11 renumbering for Article 14th and adjustment in the wording of paragraph 1.

Article 12 renumbering for Article 15th.

Article 13 renumbering for Article 16th.

Article 14 renumbering for Article 17th.

Article 15 renumbering for Article 18th and adjustment in the essay.

Article 16 renumbering for Article 19th and adjustment in the wording of item III.

Article 17 renumbering for Article 20th, an adjustment in the wording of item IX and paragraph 2, the inclusion of item X and paragraph 3 and renumbering of paragraphs 3 to 6, moving to paragraphs 4 to 7, to adapt the private company.

Article 18 renumbering for Article 21st.

Article 19 renumbering for Article 22nd, exclusion of paragraph 4 and renumbering of paragraph 5 to 4.

Article 20 renumbering for Article 23rd.

Article 21 renumbering for Article 24th, new writing in Caput and paragraph 1 and exclusion of paragraph 2 to adapt to the private company.

Article 22 renumbering for Article 25th, paragraph 1 amended to single paragraph and exclusion of paragraph 2 and its item I.

Article 23 renumbering for Article 26th.

Article 24 renumbering for Article 27th.

Article 25 exclusion of caput and a single paragraph.

Article 26 renumbering for Article 28th.

Article 27 exclusion of caput and a single paragraph.

Article 28 renumbering for Article 29th.

Article 29 renumbering for Article 30th.

Article 30 deletion of the Article.

Article 31 adjustment in the wording of paragraph 3 to adapt the private company.

Article 32 adjustment in the wording of item I and exclusion of item II to V.

15

Article 32 adjustment in the wording of paragraphs 1 and 2, exclusion of paragraph 4, an adjustment in the wording of paragraph 5, with its renumbering to 4º.

Article 33 adjustment in the wording to adapt the private company.

Article 34 adjustment in the wording to adapt the private company.

Article 34 renumbering the single paragraph to 1st and the inclusion of paragraph 2º.

Article 36 Caput adjustment in the wording of the XXV item to adapt the private company.

Article 36 Caput adjustment in the wording of item XXXII.

Article 36 Caput adjustment in the wording of item XXXIV, XXXV, XXXVI and XLVII to adapt the private company.

Article 36 Caput exclusion of the ILI and LIII items.

Article 36 Caput renumbering the LIV item to LII.

Article 36 Caput renumbering of the LV to LIII item with adjustment in the wording.

Article 36 Caput renumbering of items LVI and LVII for LIV and LV.

Article 36 Caput exclusion of item LVIII.

Article 36 Caput renumbering of the LIX to LVI item with adjustment in the wording.

Article 36 Caput renumbering of the LX to LVII item with adjustment in the wording.

Article 36 Caput exclusion of the LXI item.

Article 36 Caput renumbering of the item LXII, LXIII and LXIV for LVIII, LIX and LX.

Article 36 exclusion of paragraphs 1 and 2.

Article 36 renumbering of paragraph 3 to 1st

Article 36 renumbering of paragraph 4 to 2nd.

Article 36, paragraph 4 adjustment in the wording of item II, exclusion of items III and IV and renumbering of item V to III.

Article 39 paragraph 4 adjustment in the wording.

Article 40 paragraphs 1st, 2nd, 3rd and 4th adjustment in the wording.

Article 40 paragraph exclusion from paragraph 5th.

Article 40 renumbering of paragraphs 6th, 7th, 8th and 9th for 5th, 6th, 7th and 8th.

Article 40 exclusion from paragraphs 10 and 11.

Article 40 renumbering paragraphs 12th to 21st to 9th to 18th.

Article 42 Caput adjustment in the wording.

Article 42 exclusion from item III.

Article 43 paragraphs 1st to 3rd adjustment in the wording.

Article 44 paragraph 1st adjustment in the wording and exclusion of paragraph 3rd.

Article 47 exclusion from paragraph 2nd and renumbering of paragraph 3rd to 2nd.

Article 48 adjustment in the wording of item VI.

Article 49 exclusion from item II.

Article 49 renumbering of items III to VIII to II to VII.

Article 49 exclusion from item IX.

Article 49 renumbering of item X to VIII.

Article 49 exclusion from item XI.

Article 49 renumbering of items XII and XIII to IX and X.

Article 51 Caput adjustment in the wording.

Article 51 exclusion from items I to IV and paragraph 1st.

Article 51 renumbering of paragraphs 2nd and 3rd to 1st and 2nd.

Article 51 inclusion of paragraph 3rd.

Article 52 Caput adjustment in the wording.

Article 52 exclusion from paragraph 3rd.

Article 52 adjustment in the wording and renumbering of paragraph 4th to 3rd.

Article 52 exclusion from paragraphs 5th and 6th.

Article 52 renumbering paragraphs 7th to 9th to 4th to 6th.

Article 55 single paragraph adjustment in the wording.

Article 56 Caput adjustment in the wording.

Article 61 to 63 exclusions of Articles and their items and paragraphs.

Article 64 adjustment in writing and renumbering for Article 61st.

Article 65 renumbering for Article 62nd.

Article 66 to 67 exclusions of Articles and their items and paragraphs.

Article 68 and 69 renumberings for Article 63rd and 64th.

11. Authorize Eletrobras and its subsidiaries to celebrate and sign before the effective privatization the legal instruments portrayed in items 1 and 2 of the Agenda, under the respective contracts, which shall include a suspensive condition clause, through which the effects of the legal instruments are conditional on the effective privatization of the Company, under item 12.

12. Approve the privatization of Eletrobras, in accordance with Law 14.182/2021 and of CPPI Resolution 203, with the modifications of CPPI Resolution 221, from the settlement of the offer depicted in the item 5, and immediately and only after the dilution of the Federal Government,

16

and its organs and entities directly or indirectly controlled, the percentage equal to or less than 45% (forty-five percent) of Eletrobras' voting share capital, provided that: (i) all matters provided for in items 1 to 10 of this Notice; (ii) the suspensive condition depicted in the item 11; (iii) the public offering of primary and secondary issuance of Eletrobras shares, planned in CPPI Resolution 203, with the modifications of CPPI Resolution 221, is sufficient to dilute the Federal Government, and its organs and entities directly or indirectly controlled, the percentage equal to or less than 45% (forty-five percent) of Eletrobras' voting share capital; (iv) all legal instruments depicted in items 1 and 2 of this Agenda are duly signed by the parties and their anuent stakeholder; and (v) approval by the Court of Auditors of the Federal Government of the privatization, accordance with the terms established by CPPI Resolution 203, with the modifications of CPPI Resolution 221.

Under the first paragraph of Article 126 of Law No. 6,404 of December 15, 1976, as amended ("Corporate Law") and the decision of the I. CVM Collegiate in CVM RJ-2014/3578 lawsuit, on November 4, 2014, the shareholder may be represented at the general meeting: (i) if a natural person, by a prosecutor established for less than one (1) year (who is a shareholder, administrator of the Company or lawyer regularly registered in the boards of the Brazilian Bar Association), (ii) if a legal entity, by its legal representatives or by a prosecutor appointed under its constitutive acts and by the rules of the Brazilian Civil Code, and (iii) if investment fund, by its administrator and/or manager or by a prosecutor appointed by its constitutive acts aby the rules of the Brazilian Civil Code.

By the procedures provided for in CVM Instruction No. 481 of December 17, 2009, as amended ("CVM Instruction 481"), in the Company's Reference Form and the instructions contained in the Management Proposal for the General Meeting, the shareholder may exercise the right to vote by completing and delivering the Remote Voting Ballot (“Voting Ballot”) made available by the Company on the Company's websites (https://ri.eletrobras.com), of the Brazilian Securities and Exchange Commission ("CVM") (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão ("B3") (www.b3.com.br).

Considering the situation that has been reported on the COVID-19 pandemic (coronavirus) in Brazil, mainly due to the currently existing restrictions on the movement and meeting of people, the EGM will be held exclusively digitally, which is why the shareholder's participation can only be:

(a) via the Voting Ballot, and the detailed guidelines on the documentation required for remote voting is contained in the Ballot that can be accessed in the websites mentioned above; and

(b) via the Digital Platform, in person or by a proxy duly constituted under the terms of Article 21-C, paragraphs 2nd and 3rd of IN CVM 481, in which case the shareholder may: (i) simply participate in the EGM, has or has not sent the Voting Ballot; or (ii) participate and vote for EGM, noting that as for the shareholder who has already sent the Voting Ballot and who, if he wishes, vote in the Meeting via the Digital Platform, all voting instructions received through the Voting Ballot will be disregarded.

Shareholders who wish to participate in EGM via the Digital Platform must access the specific website of the Meeting, at https://www.tenmeetings.com.br/assembleia/portal/?id=17DA9EA4EA1D, and complete its registration, including the creation of a password, and annex all documents necessary for their qualification to participate and/or vote in the EGM, at least 2 (two) days in advance of the date designated for the realization of the EGM, that is, until February 20, 2022.

The following documents will be required from shareholders for qualification and participation and/or voting in EGM via the Digital Platform: (a) if natural person, copy of the identification document, legally recognized as such, with recent photo and national validity, within the validity period, if applicable, or, in the case of being represented by a proxy, copy of the instrument of mandate signed with less than one (1) year, along with the official identity document with photo of the proxy, and this proxy must be another shareholder, administrator of the Company or lawyer regularly enrolled in the boards of the Brazilian Bar Association; or (b) if a legal entity, (i) updated constitutive acts of the shareholder and the act that invests the representative(s) of powers enough for representation within the scope of the EGM, duly registered with the competent bodies, along with the official identity document with photo of the referred representative(s); (ii) if that's the case, instrument of mandate duly granted in the form of the law and/or the constitutive acts of the shareholder, along with the official identity document with photo of the proxy.

After sending all supporting documents of qualification, the shareholder or proxy, as the case may be, will receive confirmation of the license to participate in the EGM. Under Article 5, paragraph 3rd of CVM Instruction 481, access to the Digital Platform of shareholders who fail to submit the

17

necessary participation documents within the period set forth herein and as detailed in the Management Proposal will not be allowed.

The Company clarifies that exceptionally for this EGM, it will dispense the need to send the physical means of the representation documents of the shareholders to its office, as well as the signature of the grantor in the power of attorney to represent the shareholder, the notarization, consumerization, the apostille and the sworn translation of all documents representing the foreign shareholder, simply sending a simple copy of the original copies of such documents through the website mentioned above. The Company will only admit power of attorney granted by shareholders by electronic means if containing digital certification that is within the standards of the Brazilian Public Keys Infrastructure or by another means of proving the authorship and integrity of the document in electronic form.

Detailed information on the rules and procedures for participation and/or distance voting in the EGM, including guidelines for sending the Remote Voting Bulletin, are contained in the Management Proposal available on the CVM (www.cvm.gov.br) and Company (https://ri.eletrobras.com/). Guidelines on the rules of conduct to be adopted in the EGM will be available on the Digital Platform.

The Company's decision to hold the EGM exclusively digital, under Article 4th, paragraph 2nd, the item I and article 21-C, paragraph 2nd and 3rd of ICVM 481, was due to the extraordinary context through which the country and the rest of the world, due to the COVID-19 pandemic, where the transit of persons is being limited by the competent authorities and which, including the opening of airspace and transit through airports, is one of the aspects of greatest instability. Thus, the realization of EGM exclusively digitally reduces the need for air travel and the health risk of all EGM participants, facilitating the participation of shareholders and others involved in the realization of the EGM. Through this decision, the Company reiterates its commitment to the adoption of the measures to combat the pandemic of COVID-19 and to the safety of its shareholders and employees and the communities of the regions where it operates.

The resolutions at the EGM shall be passed by a majority of votes, and each shareholder's vote shall be proportional to its shareholding in the Company's share capital.

The shareholders shall have access, at the Company websites (https://ri.eletrobras.com), CVM (www.cvm.gov.br) and B3 (www.b3.com.br), to the entire documentation related to the business which will be deliberated at the EGM, under the Brazilian Corporate Law and CVM Instruction 481.

Brasilia, January 20, 2022.

Ruy Flaks Schneider

Chairman of the Board of Directors

18

MANAGEMENT PROPOSAL

1.	Procedures inherent in the EGM

To facilitate the understanding and attendance of the Shareholders to the EGM convened herein, the Company lists, below, some relevant information regarding the procedures for installation, participation and conduct of the conclave. ("Management Proposal").

1.1.	Right to Vote

•          Shareholders holding Common shares:

Shall have the right to vote on all items on the agenda.

Under Resolution No. 203, published on October 19, 2021 ("CPPI Resolution 203"), and Law No. 14,182/2021, the Federal Government is prevented from the vote or shall abstain from voting in the deliberations contained on the items equivalents on the agenda.

1.2.	Installation of the Extraordinary General Meeting

Under Article 135 of the Brazilian Corporate Law, for the installation of the Extraordinary General Meeting, at the first call, the skilled attendance of shareholders and/or their legal representatives holding a stake corresponding to at least 2/3 (two-thirds) of the Company's voting share capital shall be required.

If this percentage is not reached, a new convocation will be made, at least eight (8) days in advance, after which the Extraordinary General Meeting will be installed by the presence of any number of shareholders.

1.3.	Qualification and Participation in the Extraordinary General Meeting

Representation at the Extraordinary General Meeting

Under paragraph 1 of article 126 of the Brazilian Corporate Law and the decision of the Cvm's Board of The Collegiate in CVM RJ-2014/3578, issued on November 4, 2014, the shareholder may be represented in the Age in the following ways: (a) if a natural person, by a proxy constituted for less than one (one) year (who is a shareholder, administrator of the company or lawyer regularly registered in the boards of the Brazilian Bar Association), (b) if a legal entity, by its legal representatives or by a prosecutor appointed by its constitutive acts, duly registered with the competent body, and by the rules of the Brazilian Civil Code, (c) if investment fund, by its administrator and/or manager or, also, by a prosecutor appointed by his constitutive acts, duly registered with the competent body, and by the rules of the Brazilian Civil Code.

Documents for Participation in the Extraordinary General Meeting

To participate in the AGE, the Shareholders must hold shares issued by the Company, and present the following documents:

(a) if natural person, copy of identification document, legally recognized as such, with recent photo and national validity, within the validity period, if applicable, or, in the case of being represented by a prosecutor, copy of the instrument of the mandate signed less than one (1) year, together with the official id with a photo of the prosecutor, that such attorney must be another shareholder, company administrator or lawyer regularly enrolled in the boards of the Brazilian Bar Association; or

19

(b) if a legal entity, (i) a copy of the updated constitutive acts of the shareholder and the act that invests the representative(s) of powers large ly for representation within the scope of the ET, duly registered with the competent bodies, together with the official identity document with photo of the referred representative(s); (ii) if applicable, an instrument of mandate duly granted in the form of the law and/or constitutive acts, together with the official identity document with photo of the prosecutor.

For the documents provided for in item (b), the Company will comply with statutes and company contracts and minutes of the governing bodies that elected the representatives of the legal entity shareholder, in a certificate issued by the respective registration body, attesting to the registration of the document or registered act.

In the case of investment funds, the representative shall prove his or her position as administrator of the fund or as a prosecutor duly appointed by the fund in the form of the legislation applicable to him.

The above-mentioned documents must be submitted by the shareholder up to 2 (two) days in advance of the date designated for the realization of the EGM, that is, until 23:59 of February 20, 2022, exclusively through the address of web site: https://www.tenmeetings.com.br/assembleia/portal/?id=17DA9EA4EA1D

Registration and Accreditation for Distance Participation in EGM

The shareholder who wishes to participate in the EGM, to speak and/or vote, via the Digital Platform, must fill in all registration data at the address https://www.tenmeetings.com.br/assembleia/portal/?id=17DA9EA4EA1D and annex all (in full) the supporting qualification documents (as listed above) to that address of web site at least two (2) days in advance of the date designated for the EGM, that is, until 11:59 PM February 20, 2022.

The Company will arrange the verification of the documents and the shareholder will receive, via the Digital Platform, confirmation about his/her accreditation for participation in EGM. In case of insufficient documentation, the shareholder shall complement the documentation until 11:59 PM February 20, 2022.

In the case of a prosecutor, he/she must register with his/her data at the https://www.tenmeetings.com.br/assembleia/portal/?id=17DA9EA4EA1D and should, through the same web site, indicate each shareholder who will represent and annex the respective documents proving the status of shareholder and representation, in the terms mentioned above. After the personal registration, the attorney is automatically directed to the registration of his represented, but if he leaves this page and wants to add more represented, the attorney needs to access the link received by email at the time of his registration to continue registering them. The attorney will receive an individual confirmation on the qualification status of each registered shareholder in his/her register and will provide, if necessary, the complementation of documents. The attorney who may represent more than one shareholder may only vote for EGM by the shareholders who have their ability confirmed by the Company.

It should be pointed out that holders of ADRs ("American Depositary Receipt") participate and vote at the meetings solely and exclusively through its representative, Banco Bradesco S.A., as a depository financial institution, observing the terms and procedures established in the "Depositary Agreement" concluded with Eletrobras.

Access to EGM via the Digital Platform will be restricted to shareholders or their attorneys who are accredited under this Management Proposal ("Accredited Shareholders"). The Company warns that shareholders who do not submit the request and the necessary participation documents within the period required herein will not be eligible for participation in the EGM.

20

Accredited Shareholders or their attorneys are committed to: (i) use the individual registration solely and exclusively for the remote monitoring of EGM, (ii) not to transfer or disclose, in whole or in part, the individual registration to any third party, shareholder or not, being the non-transferable registration, and (iii) not to record or reproduce, in whole or in part, nor transfer, to any third party, shareholder or not, the content of any information transmitted through virtual means during the realization of the ETA.

If a given Accredited Shareholder does not receive confirmation for virtual access at EGM up to eight (8) hours in advance of the start time of the EGM, you must contact the Company's Investor Relations Superintendence through the email assembleiavirtual@eletrobras.com up to 4 (four) hours in advance of the start time of the Age.

Participation in EGM via Digital Platform

The Accredited Shareholder who participates through the electronic system provided by the Company shall be considered present to EGM (may exercise its respective voting rights) and subscriber of the respective minutes, under Article 21-V, item III and paragraph 1st of CVM Instruction 481.

In turn, the shareholder who has already sent the Voting Ballot may also, if desired, register to participate in the EGM through the Digital Platform, provided that he does so in the form and within the term described in this Management Proposal, in which case such shareholder may: (i) simply participate in the EGM, whether or not he has sent the Voting Ballot; or (ii) participate and vote for the EGM, observing that, as for the shareholder who has already sent the Voting Ballot and who, if you wish, vote for EGM, all voting instructions received through the Voting Ballot will be not considered.

It should be emphasized that the Digital Platform meets the requirements set out in Article 21-C, paragraph 1st and Articles I to III of CVM Instruction 481, which are: (i) the possibility of manifestation and simultaneous access to documents submitted during the EGM that have not been previously made available; (ii) the full recording by the Company of EGM; (iii) the possibility of communication between the shareholders present and (iv) records of the presence of shareholders and their votes.

Accredited Shareholders who enter the electronic system, from now on, authorize the Company to use any information contained in the EGM recording to: (i) record the possibility of manifestation and visualization of the documents presented during the EGM; (ii) record of the authenticity and security of communications during EGM; (iii) record of the presence and votes cast by the participating shareholders; (iv) compliance with a legal order of competent authorities; and (v) defense of the Company, its directors and contracted third parties, in any judicial, arbitral, regulatory or administrative sphere.

The Accredited Shareholder who wishes to speak on a particular matter of the Agenda of the EGM shall use the Digital Platform to register such request, so that, in the order that they are received by the table, give the floor to such Accredited Shareholder, through the opening of his audio. To maintain the good progress of the EGM, a maximum time may be established for the manifestation of each participating shareholder.

Any written demonstrations, sent to the EGM table for the email assembleiavirtual@eletrobras.com until the end of EGM, by any Accredited Shareholder or its attorney, will be attached to the respective minutes, if expressly requested.

The participating shareholder who wishes to speak to make a statement on any matter not related to the agenda of the EGM must use the user channels of contact with the Company, through the Investor Relations area.

The Company is not responsible for connection problems that Accredited Shareholders may face and other situations that are not under the control of the Company, such as instability in the internet connection or incompatibility of the Digital Platform with the equipment of the Accredited Shareholder.

21

The Company also strongly recommends that Accredited Shareholders (i) test and become familiar with the Digital Platform in advance to avoid the incompatibility of its electronic equipment with the Digital Platform and other problems with its use on the day of EGM; and (ii) access the Digital Platform at least 30 (thirty) minutes from the scheduled start time of the EGM at 1:30 PM, to avoid any operational problems.

To assist its shareholders, the Company will provide remote technical support and provide Accredited Shareholders with a guide with basic instructions for accessing the EGM through the Digital Platform.

Any questions or clarifications about the above issues may be resolved or obtained through contact with the Investor Relations Board, through the email assembleiavirtual@eletrobras.com.

Distance Voting

As provided for in CVM Instruction 481, in the form of Article 21-A, paragraph 2nd, Eletrobras will make available, up to 1 month before the date set for the realization of the EGM, the possibility of participation at a distance through the distance voting ballot ("Voting Ballot"), the model of which was made available in the websites of the Company (https://ri.eletrobras.com), CVM (www.cvm.gov.br) and B3 (www.b3.com.br).

To participate in the EGM through this modality, the Company's shareholders must fill in their fields, sign the Voting Ballot and send it, alternatively, to: (i) the Bookkeeping Agent (as defined below) of the shares issued by the Company; (ii) the Custody Agent responsible for the custody of the shares issued by the Company of its ownership ("Custody Officer"), provided that he is eligible to receive the Voting Ballot under CVM Instruction 481; or, also, (iii) the Company, directly, by post or electronic mail as provided for in item I of Article 21-B of said normative act.

In this sense, Eletrobras informs that the agent carrying out its shares, that is, Banco Bradesco S.A. ("Agent Bookkeeping"), under the terms of an agreement signed with the Company, you will receive the Voting Ballot from the Company's shareholders throughout its network of bank branches throughout the national territory, in compliance with the procedures established by the Bookkeeping Agent. Shareholders or their representatives must appear at any bank branch of the Bookkeeping Agent, with a valid, original identity, with photo and, in the case of shareholders considered legal entities and/or represented by a proxy, the competent representation documents must be presented, in addition to the Voting Ballot.

In addition, it should be noted that under CVM Instruction 481, custody agents may, but are not obliged, to receive the Voting Ballots from the Company's shareholders. As a result, it is recommended that shareholders check with their Custody Agent whether they will provide such service, as well as its costs and procedures. In cases where the Custody Agent chooses to receive the Voting Ballots, the Company's shareholders may also, in their sole discretion, forward the Voting Ballot directly to such agents.

Furthermore, under CVM Instruction 481, shareholders who so desire may also forward the Voting Ballot directly to the Company, and in this case, must observe the following rules:

(i)           Considering the situation that has been reported about the COVID-19 pandemic ("coronavirus") in Brazil, mainly due to the currently existing restrictions on the movement and gathering of people, which affects the activities carried out in person by the Company's employees, the Voting Ballot will only be received when sent by e-mail, to the following e-mail address: ombudsman-ri@eletrobras.com. Therefore, exceptionally for this EGM, the Company will not require the sending of the originals to the Company;

(ii)          The Voting Ballot shall contain the place, date and signature of the requesting shareholder. If the shareholder is considered a legal entity under Brazilian law, the signature must be from his legal representatives, or attorneys with powers to practice this type of act; and

22

(iii)         The Voting Ballot sent directly to the Company must be accompanied by documentation proving the status of a shareholder or legal representative of the signatory shareholder, subject, therefore, to the requirements and formalities indicated in item 1.3 above.

The Voting Ballot that is unaccompanied by the documentation necessary to prove the condition of shareholder, or proof of its representatives will not be considered valid, and, consequently, will not be processed by the Company, however, may be corrected and sent back by the shareholder to the Company, subject to the deadlines and procedures established in CVM Instruction 481.

The Voting Ballot that is received by the Bookkeeping Agent, the Custody Agent (as the case may be) and/or the Company will be admitted up to 7 (seven) days before the date of the General Meeting under Article 21-B of CVM Instruction 481. The Voting Ballot that is delivered after this deadline will be considered invalid and will not be processed by the Company.

After the expiry of the aforementioned period, if there are still unfilled items from the Voting Ballot presented, the Company informs that it will consider them as an instruction equivalent to abstaining from voting about such matters.

2.	Clarifications on matters to be deliberated at EGM

Currently, the Company's share capital is R$39,057,271,546.52 (thirty-nine billion, fifty-seven million, two hundred and seventy-one thousand, five hundred and forty-six reais and fifty-two cents), divided into 1,288,842,596 (one billion, two hundred and eighty-eight million, eight hundred and forty-two thousand, five hundred and ninety-six) common shares, 146,920 (one hundred and forty-six thousand, nine hundred and twenty) class "A" preferred shares and 279,941,394 (two hundred and seventy-nine million, nine hundred and forty-one thousand, three hundred and ninety-four) class "B" preferred shares, all without nominal value.

The Company is controlled by the Federal Government, which holds 667,888,884 (six hundred and sixty-seven million, eight hundred and eighty-eight thousand, eight hundred and eighty-four) common shares, corresponding to 51.82% (fifty-one integers and eighty-two hundredths percent) of the Company's voting share capital.

On July 12, 2021, Law No. 14,182 was enacted (Annex I), resulting from the conversion into law of Provisional Measure No. 1,031 of February 23, 2021 ("Law 14,182"), which determined the privatization of Eletrobras ("Privatization").

The Privatization, if approved through this EGM, will be implemented in the modality of increase of the share capital of Eletrobras, through the public subscription of new common shares, in Brazil and abroad, issued by Eletrobras ("Primary Offer") and waiver of the right of preference by the Federal Government and, optionally, will be accompanied by the disposal of shares issued by Eletrobras owned by the Federal Government or the ownership of companies controlled by it, directly or indirectly, who so desire, through a secondary public offering of shares, as permitted by Article 1st, paragraph 2nd, of Law 14,182 ("Secondary Offer"). Primary Offer and Secondary Offering will be jointly referred to as "Offering."

In effect of Privatization, by Law 14.182, the Federal Government is authorized to grant the granting of new concessions for the generation of electricity, to the contracts provided for in Article 2nd of that Law, for thirty (30) years, from the date of signing of the new contracts, as will be dealt with below.

Law 14,182 provides, in Article 3rd, item I, that Privatization is conditional on corporate restructuring to keep Eletronuclear under the control of the Federal Government, directly or indirectly, given the constitutional precepts that determine that the exploitation of nuclear activities constitutes a monopoly of the Federal Government (Article 21st, XXIII, and Article 177th, V, of the Federal Constitution). Likewise, Law 14.182 establishes as a condition of privatization that will also be transferred to the direct or indirect control of the Federal Government, of Eletrobras' stake in Itaipu Binacional.

In this sense, Decree No. 10,791 of September 19, 2021 ("Decree 10,791"), created Empresa

23

Brasileira de Participações em Energia Nuclear e Binacional S.A. ("ENBPar"), a public company exclusively owned by the Federal Government that will maintain control of Eletronuclear and also the Brazilian participation in Itaipu Binacional.

The ENBPar also will assume and administer the obligations relating to PROINFA contracts, as determined by Law 14.182.

Law 14.182 also establishes as a condition of the privatization the change of the Bylaws of Eletrobras to: a) prevent any shareholder or group of shareholders from voting in a number greater than 10% (ten percent) of the number of shares in which Eletrobras' voting capital is divided; b) to prevent the realization of shareholders' agreements for the exercise of voting rights, except for the formation of blocks with several votes below the limit referred to in point (a) of this item; and c) to create a special class preferred share, owned exclusively by the Federal Government, under paragraph 7th of Article 17th of Law No. 6,404 of December 15, 1976, which will give the power of veto in the social deliberations related to the matters dealt with in items (a) and (b).

In addition, Article 3rd of the Law 14,182 expressly stated that the Investment Partnership Program Council ("CPPI"), created by Law No. 13,334 of September 13, 2016, in the use of the competence referred to in item II of the Caput Article 6th of Law No. 9,491 of September 9, 1997, may establish conditions in addition to those provided for in Caput this Article for approval by the extraordinary general meeting of Eletrobras for its privatization, without, however, changing the principles established in this Law.

The deliberations on the agenda are related to the possible privatization of the Company by Law No. 14,182/2021, which established the main terms and conditions of its privatization, set out in Annex 1 of this proposal.

The detailing of the operational modality, adjustments and conditions for privatization was approved by the CPPI, through Resolution No. 203, on October 19, 2021 ("CPPI Resolution 203"). On December 30, 2021, the CPPI issued Resolution No. 221 ("CPPI Resolution 221"), which revised CPPI Resolution 203 and established additional procedures for the Privatization and realization of the. CPPI Resolutions 203 and 221 are set out in Annex 2 of this Proposal.

The deliberations subject to the Agenda are essentially depending on the conditions established by CPPI Resolution and Law No. 14,182/2021 for the realization of the privatization, as well as from studies carried out by the National Bank for Economic and Social Development (BNDES). The BNDES Modeling Report, its adherents, and Legal Mapping Report are part of this Proposal as Annex 03.

If the Offer is not concluded, regardless of the reason, the matters subject to the Agenda, even if approved by the Shareholders' Meeting, will not be executed, since they are measures related to privatization.

As a result, under Law No. 14,182/2021 and CPPI Resolution, the validity and/or effectiveness of deliberations related to the segregation of non-privatizable assets and amendment of the Bylaws, must be conditioned to the implementation and settlement of the Offer.

That said, we will now deal specifically with each item of the Agenda, and it is important to highlight that this Management Proposal contains several annexes that detail the issues to be deliberated, bringing analysis, evaluations of benefits, costs, and risks involved, which are part of this Management Proposal.

Item 1 of the Agenda

1.	Corporate Restructuring to segregate non-privatizable assets

24

(i) Transfer of all the stake held by Eletrobras in ITAIPU BINACIONAL to ENBPar

Itaipu is a binational entity created and governed by the treaty signed on April 26, 1973 (approved by Legislative Decree No. 23/1973), between the Federative Republic of Brazil and the Republic of Paraguay. Itaipu's capital is US$100,000,000.00 (one hundred million U.S. dollars), divided between Eletrobras and the National Administration of Electricity – ANDE ("ANDE"), in equal parts.

With the privatization, it will be necessary to replace the Company as a vehicle used by Brazil, as one of the high contracting parties. Thus, Law No. 14,182/2021 and Resolution CPPI 203 determined that, before the privatization, the Company will enter into a transfer agreement for its stake in Itaipu's capital to ENBPar.

ENBPar will pay Eletrobras the total price of R$1,212,148,151.65 (one billion, two hundred and twelve million, one hundred and forty-eight thousand, one hundred and fifty-one reais and sixty-five cents, equivalent to US$ 233,253,440.00 (two hundred and thirty-three million, two hundred and fifty-three thousand, four hundred and forty U.S. dollars) as of December 31, 2020, subdivided into the following components: (i) R$1,082,275,135.40 (one billion, eighty-two million, two hundred and seventy-five thousand, one hundred and thirty-five reais and forty cents), called Principal; and (ii) R$129,873,016.25 (one hundred and twenty-nine million, eight hundred and seventy-three thousand reais and twenty-five cents), called Remuneration 2021.

The values of Principal and Remuneration 2021 will be updated according to the change in the adjustment factor between the fiscal years 2020 and 2021, as well as by the U.S. dollar exchange variation between the base date of December 31, 2020, and the working day immediately preceding the completion of the transaction, calculated the adjustment factor referred to above in the manner provided for in the treaty signed on April 26, 1973 (approved by the Legislative Decree No. 23/1973 and promulgated by Decree No. 72,707 of August 28, 1973), between the Federative Republic of Brazil and the Republic of Paraguay, as well as in subsequent Reverse Notes;

In addition to the provisions of the preceding paragraph, the Principal value will also be updated (i) by the variation of the U.S. indexes Industrial Goods and Consumer Price Index from December 31, 2021, to the close of the month preceding the transaction completion date; and (ii) for the application of a remuneration rate of twelve percent per year pro-rata die, for the period from December 31, 2021, to the close of the month preceding the transaction completion date.

The portion of the price identified as "Principal" will be paid in 240 (two hundred and forty) monthly installments while the portion identified as "Remuneration 2021" will be paid in 36 (thirty-six) monthly installments, both of which are corrected by the variation in the U.S. dollar exchange rate, considering the interest rate of 4.763% (four whole and seven hundred and sixty and three-thousandths of a percent) per year, the first portion being both the "Principal" and the "Remuneration 2021" due on the 30th (thirtieth) day counted from the settlement date of the public offering of shares that will be held for privatization provided for in Law No. 14,182/2021.

After the transfer of an interest in Itaipu, the Company will continue, for a period of 180 (one hundred and eighty) days, to provide support and advice services to ENBPar, necessary for the activity of Itaipu’s

25

energy commercialization, according to conditions to be negotiated between the parts.

The economic fundamentals and calculation memory of the price to be paid by ENBPar for the participation in Itaipu's capital are included in Annex 4, as well as the legal opinion of the specialist Carmem Tibúrcio, who identifies the legal parameters arising from the Itaipu Treaty, applicable to the cumulative pricing of the asset in question (Annex 5).

It also integrates the present DFP technical note 003/2022 as Annex 6 and Annex 7 containing, in particular, the detailed description of the transfer of Itaipu's interest, as well as the management's recommendation regarding such transfer, as set out in Article 8 of CVM Instruction 481.

Finally, this proposal includes Annex 8, which contains the full copy of the corporate interest transfer agreement and other agreements, to be concluded between the Company and ENBPar, especially to regulate the disposal of the stake held by the Company in Itaipu, as well as provision of assistance during the transition of Itaipu Management, in order to ensure the operational, commercial, financial, regulatory and administrative continuity of activities, preserving governance in general.

(ii) Electronuclear segregation

Eletronuclear is a mixed-capital company incorporated under the authorization contained in Decree No. 76,803 of 1975, with the specific purpose of exploring nuclear activities to generate electricity, whose control is currently held by the Company.

Currently, Eletronuclear's share capital is R$8,493,035,701.18 (eight billion, four hundred and ninety-three million, thirty-five thousand, seven hundred and one reais and eighteen cents), divided into 37,658,166,491 (thirty-seven billion, six hundred and fifty-eight million, one hundred and sixty-six thousand, four hundred and ninety-one) common shares and 10,544,698,994 (ten billion, five hundred and forty-four million, six hundred and ninety-eight thousand, nine hundred and ninety-four) preferred shares, all nominative and without nominal value.

The Company is the parent company of Eletronuclear, holding 37,651,029,535 (thirty-seven billion, six hundred and fifty-one million, twenty-nine thousand, five hundred and thirty-five) common shares and 10,528,730,390 (ten billion, five hundred and twenty-eight million, seven hundred and thirty thousand, three hundred and ninety) preferred shares issued by the Company, representative, 99.95% (ninety-nine whole and ninety-five hundredths) of the share capital of Eletronuclear.

The exploitation of nuclear services and facilities constitutes the exclusive competence of the Federal Federal Government by Article 21st, item XXIII, of the Federal Constitution. In addition, the Federal Government's monopoly constitutes the research, mining, enrichment, reprocessing, industrialization, and trade of nuclear ores and minerals and their derivatives under Article 177th item V of the Federal Constitution.

Thus, according to the constitutional determination, only companies whose control is directly or indirectly owned by the Federal Government can exploit nuclear activities, as is the case of Eletronuclear.

26

With Privatization, the control of Electronuclear will no longer be held by the Company, having been determined by Law No. 14,182/2021 and resolution CPPI 203 its transfer to the ownership of ENBPar.

To this end, CPPI Resolutions 203 and 221 approved certain adjustments and operations to be carried out about Eletronuclear, according to the items transcribed below from Article 11th of such Resolutions:

"III - realization, by ELETROBRAS, of contributions for R$ 1,417,464,016.00 (one billion, four hundred and seventeen million, four hundred and sixty-four thousand and sixteen reais) in Eletronuclear, through new advances for future capital increase between October 2021 and January 2022, for subsequent capital payment referred to in subparagraph "b" of caput's point V;

IV - issue, by Eletronuclear, of 308,443,302,951 new common shares, in the total amount of R$ 7,606,963,647.84, and 86,367,502,441 new preferred shares, in the total amount of R$ 2,130,033,121.60, of which, of the total value of the issue, R$ 2,704,317,107.98 will be allocated to the formation of capital reserve to be used for the payment of all accumulated priority dividends of the preferred shares issued by Eletronuclear, accordance with item VIII of the caput, while the remaining amount shall be allocated to the share capital account;

V - Subscription, by ELETROBRAS, of 166,379,229,311 common shares and 86,326,103,046 preferred shares among those referred to in item IV of the caput, in the total amount of R$ 6,232,329,437.73, and the respective payment shall occur on the settlement date of the Global Public Offering, being:

a) R$ 2,698,927,439.83, using primarily the credits related to the accrued priority dividends against Eletronuclear, by item VIII of the caput;

b) R$ 3,529,308,617.02 (three billion, five hundred and twenty-nine million, three hundred and eight thousand, six hundred and seventeen reais and two cents) primarily through the capitalization of advances for future capital increase made by ELETROBRAS at Eletronuclear until January 2022, and

c) in national currency, concerning the remaining value;

VI - assignment, by ELETROBRAS to ENBPar, free of charge, the subscription preference right of part of the shares issued under item IV of the caput, in a volume equivalent to R$ 3,500,000,000.00 (three billion and five hundred million reais), corresponding to 141,916,224,437 (one hundred and forty-one billion, nine hundred and sixteen million, two hundred and twenty-four thousand, four hundred and thirty-seven) common shares;

VII - exercise, by ENBPar, of the preemptive right granted to it under item VI, and the payment must take place on the date of settlement of the Global Public Offering, in national currency;

VIII - statement by Eletronuclear of all minimum dividends attributed to preferred shares, to be

27

paid to the capital reserve account, accumulated until the statutory change provided for in item IX of the caput, updated at the SELIC rate since the end date of the year to which the dividends in question refer;

IX – the amendment of the Bylaws of Eletronuclear, to:

a) modify the rights of the preferred shares issued by Eletronuclear, extinguishing the right to cumulative minimum priority dividends and the right to vote in deliberations regarding the modification of the Bylaws of Eletronuclear, and maintaining priority in the reimbursement of capital;

b) include authorization to pay dividends to preferred shareholders with rights to cumulative dividends to the capital reserve account of item VIII, under Article 17th paragraph 6th of Law No. 6,404 of December 15, 1976;

c) create a committee for matters related to the planning and execution of the Angra 3 Thermonuclear Power Plant ("Statutory Committee for Monitoring the Project of the Angra 3 Thermonuclear Power Plant - COANGRA"), which will operate until the beginning of the commercial operation of the Angra 3 Thermonuclear Power Plant, to advise the Board of Directors of Eletronuclear, including conducting analysis and issuing a prior opinion on contracts of goods, services, works, financing and guarantees linked to the project, having a composition of five members, guaranteed the parity representative of ENBPar and ELETROBRAS, up to two members appointed by the Directors elected by ENBPar, up to two members appointed by the Directors elected by Eletrobras and 1 (one) independent external member indicated by common agreement by ELETROBRAS and ENBPar, all duly remunerated;

d) change the composition and organization of competencies of the Executive Board of Eletronuclear, to:

1. segregate the functions of the Director of Management and Finance in a Director of Management and a Chief Financial Officer while the shareholders' agreement referred to in item XIII is in force; and

2. to provide for the existence, until the beginning of the commercial operation of the Angra 3 Thermonuclear Power Plant, of the position of Director of Angra 3, who will have the competence to coordinate the activities to support the completion of the services contracted with BNDES and contracting of engineering services, contracting of financing and project management necessary for the completion of the Angra 3 Thermonuclear Power Plant;

e) to fix the amount of reimbursement in cases of exercise the right of withdrawal to predict that such value will be the largest between the equity value and the economic value of the respective equity interest, calculated in an independent valuation.

X - Approval, by the Eletronuclear´s General Meeting, of a program for the optional conversion

28

of common shares issued by Eletronuclear into preferred shares, at the rate of 1:1, respecting the limit provided for in paragraph 2nd of Article 15th of Law No. 6,404, of 1976, already considering for this purpose the execution of the subscription of the common shares to be issued according to item IV of the caput;

XI – Adhesion, by Eletrobras, to the optional conversion program referred to in item X of the caput, covering the largest volume of common shares held by ELETROBRAS that are possible to respect the applicable limit;

XII - conclusion, between ELETROBRAS and ENBPar, in an investment agreement providing, at least, the obligations of the parties to:

a) participate in raising new funding for Angra 3, through the granting of personal guarantees, as well as through the transfer of financing in the form of mutuals to Eletronuclear, in the total volume necessary for the completion of the Angra 3 Thermonuclear Power Plant, by the studies conducted by BNDES provided for in Decree No. 9,915, of July 16th, 2019 and Law no. 14,120 of March 1, 2021, and in proportion to its holdings in the Eletronuclear´s voting share capital, observed in the calculation of the proportion the guarantees, mutual and contractual support obligations already existing between the Federal Government or Eletrobras and Eletronuclear, provided that such guarantees, mutual and contractual obligations of support are maintained; and

b) perform all acts of their competence to subscribe to new issues of Eletronuclear shares, to be determined by the studies it hired with BNDES, in proportion to its participation in the Electronuclear´s voting share capital;

XIII - conclusion, between ELETROBRAS and ENBPar, of an agreement of Eletronuclear shareholders to regulate the governance of this company, providing, at least:

a) the maintenance in the operation of the committee provided for in point "c" of item IX of the caput until the beginning of the commercial operations of the Angra 3 Thermonuclear Power Plant;

b) ENBPar's preference right over the disposal of eletronuclear shares held by Eletrobras; and

c) right of appointment, by ELETROBRAS, of the Chief Financial Officer of Eletronuclear;"

Taking this into account, Eletronuclear's management convened the general meeting of shareholders and special meeting of shareholders of Eletronuclear to deliberate on the adjustments that must be approved by the shareholders, as proposed by the management at Eletronuclear contained in Annex 12.A1.

1 To be prepared after completion of the proposal by Eletronuclear's management.

29

The modeling approved by the CPPI and submitted to the Company provides that the acquisition of control by ENBPar will be implemented through a capital increase, to be carried out by Eletronuclear, with the issuance of new common shares, in the total amount of R$ 3,5 billion complemented by the execution of a program for the voluntary conversion of common shares into preferred shares. The Company will assign, free of charge, the entire right of preference in the subscription of such common shares to ENBPar, which will pay the capital increase using a contribution in the same amount, diluting the Company in the capital of Eletronuclear, to ensure that ENBPar becomes a controlling shareholder, with the ownership of more than half of Eletronuclear's voting share capital.

Eletronuclear will promote an optional conversion program of up to 124,541,409,099 (one hundred and twenty-four billion, five hundred and forty-one million, four hundred and nine thousand, ninety-nine) common shares in preferred shares, at the rate of 1 (one) common share to one 1 (one) preferred share, up to the limit that the amount of preferred shares is equal to the number of common shares. The Company shall join this program, covering the largest volume of common shares that are possible, respecting the applicable limit, already considering, for the calculation of this limit, both the capital increase mentioned above, as well as the additional capital increase, in the amounts described below.

In addition, it should be taken into account that the preferred shares issued by Eletronuclear entitle them to a minimum and cumulative dividends to their holders of 10% (ten percent) per year on the proportion of the share capital they represent, as well as voting rights limited to the deliberations of the extraordinary general meetings on the amendment of Eletronuclear´s Bylaws. However, considering that Eletronuclear has not been paying the minimum dividends, the limitations on the exercise of voting rights of preferred shares become suspended, which are now equivalent to common shares in terms of voting power, as established in paragraph 1st of Article 111th of the Brazilian Corporations Law.

To address the issue of outstanding dividends to holders of Eletronuclear preferred shares, it is necessary to pay the cumulative minimum priority dividends, whose updated projected value for the date of performance of the defined acts will be approximately R$ 2.7 billion. With this, the voting restrictions of preferred shares will be applied again, as established in the Bylaws of Eletronuclear. The funds will come from the payment of the issue price, in the same amount, to be allocated to the capital reserve account of Eletronuclear. Since the Company holds 99.85% (ninety-nine whole and eighty-five hundredths percent) of the preferred shares issued by Eletronuclear, almost all of the payment will be offset against the value of the dividends owed by Eletronuclear to the Company itself, leaving an effective disbursement of resources by the Company in the amount corresponding only to the portion of such dividends that will be paid to minority holders of preferred shares. To prevent preferred shares from having voting power again in the future, the Company's Bylaws will be changed, extinguishing the right to cumulative minimum priority dividends and maintaining only priority in the repayment of capital for preferred shares.

Due to the extinction of the rights to the aforementioned basic cumulative priority dividend of the preferred shares, the right to differentiated dividends conferred by common shares will be extinguished, which, under Eletronuclear's Bylaws, after the payment of the minimum dividends guaranteed to the preferred shares, they would receive dividends equivalent to 12% per year.

30

Finally, Eletronuclear has a balance of advance for future capital increase already provided by the Company, approximately R$ 2.1 billion on September 30, 2021, and a balance to be released from new advance for a future capital increase of approximately R$ 1.4 billion (ECF 3387/20 Contract), on the same date, equivalent to the total provided by the Company for 2021 under the Critical Path Acceleration Plan of the Angra 3 Thermonuclear Power Plant, totalizing R$ 3.5 billion, which should be used for capital payment at Eletronuclear, in addition to the capital increase values mentioned above.

In short, Eletronuclear will issue new shares in the total amount of R$ 9.73 billion the current proportion between common shares and preferred shares of Eletronuclear. ENBPar will subscribe to the portion of R$ 3.5 billion in common shares only and the Company, the remaining portion.

If the matters submitted for deliberation by the general meeting and special meeting of Eletronuclear shareholders, as applicable, are approved and based on the assumption that ENBPar and the Company will subscribe, pay, and request the conversion of shares in the exact terms of the CPPI Resolutions, ENBPar will now have a majority of the voting share capital and, therefore, corporate control of Eletronuclear. If no other shareholder exercises his or her right to subscribe to shares and/or request the conversion of shares, with the approval of the resolutions submitted to the deliberation in the form of the CPPI Resolutions, the shares in the capital stock of Eletronuclear will be distributed according to the following table:

SHAREHOLDERS	Common	Preferred	TOTAL	% Common	% TOTAL
Eletrobras	79,488,849,747	221,396,242,535	300,885,092,282	35.90%	67.95%
Depto de Águas E. Elétrica Est.SP – DAEE	5,960,026	7,405,548	13,365,574	0.00%	0.00%
LIGHT - Serviços de Eletricidade S.A.	0	5,058,993	5,058,993	0.00%	0.00%
ENBPar	141,916,224,437	0	141,916,224,437	64.10%	32.05%
Other	1,176,930	3,504,063	4,680,993	0.00%	0.00%
TOTAL	221,412,211,140	221,412,211,139	442,824,422,279	100%	100%

The issue price of common and preferred shares was calculated by BNDES, according to the criterion of the Company's profitability perspective, under Article 170th, paragraph 1st, the item I, of the Brazilian Corporations Law, detailing its calculation and justification of the economic aspects that determined the choice in Annex 9 to this proposal, in compliance with Article 170th, paragraph 7th, of the Brazilian Corporations Law.

With the celebration of the investment agreement (Annex 10) and shareholders' agreement (Annex 11) relating to Eletronuclear, as provided in the CPPI Resolutions 203 and 221, the Company and ENBPar will participate in capital contributions and the raising of new funding, as transmitters through mutuals for Eletronuclear and guarantors, for the Angra 3 Thermonuclear Power Plant, in proportion to their participation in Eletronuclear´s voting capital stock.

31

It is important to clarify that the signature of the shareholders' agreement depends on approval by the Ministry of Economy.

In addition, a statutory committee will be composed for matters related to the planning and execution of the Angra 3 Thermonuclear Power Plant, operated by Eletronuclear (COANGRA), which will operate until the beginning of the Angra 3 commercial operation, to advise the Eletronuclear´s Board of Directors, including performing analytics and issuing a prior opinion on contracting goods, services, works, financing and guarantees linked to the project. Furthermore, the Company will be guaranteed the right to elect members in the main collegiate bodies of Eletronuclear.

The functioning of the committee must comply with the provisions of the corporate statute of Eletronuclear to be reformed (Annex 12), as well as its internal rules, to be approved by the Eletronuclear´s Board of Directors. The members of the committee will be elected and will have their total and individual remuneration determined by the Eletronuclear´s Board of Directors.

COANGRA will have its budget and directly linked to the Board of Directors, which will have as minimum attributions: (i) analysis and prior opinion on the contracts of goods, services, works, financing, and guarantees linked to the Angra 3 Project that are deliberative addressed by the Board of Directors; (ii) access to any documents, information and decisions of the management of ELETRONUCLEAR and the service providers contracted by ELETRONUCLEAR for the Angra 3 Project; (iii) periodic reports, at least monthly, to the Board of Directors of ELETRONUCLEAR on the status of COANGRA's work; (iv) monitoring of the specific Compliance Program for the Angra 3 Project; (v) monitor the physical and financial schedule linked to the Angra 3 Project; (vi) autonomy to request the Executive Board to hire specialists and consultants to support in the exercise of their duties, based on their budget.

The Parties shall make COANGRA composed of 5 (five) members, guaranteed the representative parity between ENBpar and ELETROBRAS, to be elected by the Board of Directors of Eletronuclear, and:

(i)       up to 2 (two) members will be appointed by ENBPar;

(ii)      up to 2 (two) members will be appointed by Eletrobras; and

(iii)     1 (one) member shall be external and independent and shall exercise the coordination function of COANGRA, chosen in common agreement between Eletrobras and ENBPar, in compliance with the independence requirements outlined in this Agreement.

In addition, the shareholders' agreement provides for the obligation of ENBpar and the Company to ensure that Eletronuclear has its Audit Committee, composed of five members elected by the Board of Directors, based on the investiture requirements provided for by law.

Shareholder and investment agreements will be signed before privatization and will only take effect after

32

effective privatization.

Finally, it is worth mentioning the existence of the decommissioning financial fund (long-term extra market investment fund, maintained with Banco do Brasil), called BB Extramercado Exclusivo 30 Fundo de Investimento Multimercado Longo Prazo, whose ownership belongs to the Company, as defined by CNPE Resolution No. 08/2002, and whose resources aim to fund the decommissioning activities of the Angra 1 and Angra 2 Nuclear Thermonuclear Power Plants (“Power Plants”). Considering the context of the Company’s privatization, the ownership of the fund’s shares should be transferred to Eletronuclear, with the counterpart being offset against the Company’s transfer obligations to Eletronuclear of the funds associated with the fund.

The Decommissioning Fund was constituted on February 18, 2008, in the form of an open condominium, to defray future expenses with the decommissioning process of the Angra 1 and Angra 2 Thermonuclear Power Plants ("Power Plants"), after the closure of their respective operational activities.

From the entry into operation of the Power Plants until the establishment of the Fund in 2008, the costs incurred with the decommissioning were made by Eletronuclear in an accounting way (in the form of an obligation to demobilize assets, based on technical studies). At that time, there were no financial resources specifically constituted in a bank account or financial application.

On September 17, 2002, the National Energy Policy Council ("CNPE") determined, through Resolution No. 08 ("CNPE Resolution No. 08/2002"), that the activities of establishing and enabling a financial decommissioning fund to be assigned to Eletrobras, as the controller of Eletronuclear.

According to Article 5 of CNPE Resolution No. 08/2002:

"The Action Monitoring Group of ELETRONUCLEAR constituted under Article 5 of CNPE Resolution No. 5, of December 5, 2001, shall submit to the CNPE, in May 2003, a report on the progress of the measures related to the resumption of the Angra III project, with a view to the decision to continue the enterprise, verifying compliance with the above-mentioned articles, as well as the conditions listed below:

I - that ELETRONUCLEAR transfer resources, from the sale of electricity generated by the Angra I and Angra II power plants to ELETROBRÁS aiming at the formation of reserves to cover the expenses arising from the decommissioning² of these power plants, and ELETROBRÁS must apply these resources in the partial financing of the enterprise;”

2 The decommissioning of thermonuclear plants is the set of measures taken to safely remove a nuclear facility from service, reducing residual radioactivity to levels that allow the site to be released for restricted or unrestricted use.

Thus, from the publication of CNPE Resolution No. 08/2002, it became necessary to effectively provide resources in a specific bank account opened and managed by Eletrobras. On January 15, 2008, Eletrobras established the guidelines for the implementation of the financial fund, informing

33

the current account for deposits, the collection dates and the amounts of the monthly quotas to be collected in 2008. Subsequently, the Fund was established on February 18, 2008, and on February 20, 2008, Eletronuclear began the payment process to Eletrobras for proper collection to the Fund.

Thus, the ownership of the Fund’s quotas belongs to Eletrobras, in compliance with the one defined by CNPE Resolution No. 08/2002. According to the Resolution, the fund’s financial resources are transferred by Eletronuclear to Eletrobras, from the sale of electricity generated by the Power Plants. The amount has as calculation basis the portion considered by the National Electric Energy Agency in the fixed revenue of the Power Plants.

However, although the Fund is owned by Eletrobras, the costs and reserves related to decommissioning (and which are subsequently invested in the Fund) are allocated to Eletronuclear, as can be extracted from Judgment 2707/2011 established by the 9th Secretariat of External Control – SECEX-9, a technical unit of the Federal Court of Auditors – TCU:

“To safeguard the composition of the financial fund for the decommissioning of the power plants, it is understood that the TCU should act on the issue, by its constitutional, legal, and regimental powers. However, since this survey proved to be sufficient to support the analysis of the issue and that the financial reserve for decommissioning, although contained in a bank account managed by Eletrobras, is the ownership of Eletronuclear itself, represented, including, in the financial statements of the entity itself, it is understood that it is not appropriate to propose a specific inspection (audit) on the subject." (our griffin).

Therefore, the existence and allocation of resources to the decommissioning fund are intrinsically related to Eletronuclear's activities, besides being Eletronuclear itself the company that will be responsible for the costs of eventual decommissioning of the Angra 1 and Angra 2 Thermonuclear Power Plants.

Considering that Eletronuclear will be kept under the indirect control of the Federal Government through ENBPar, it is necessary to transfer the shares of the Fund to Eletronuclear before privatization. The Fund will continue to receive the resources of Eletronuclear, which will become the holder of its quotas, with the maintenance of its purpose of decommissioning the future decommissioning of Eletronuclear Power Plants.

After the Privatization, Eletronuclear could not continue allocating its resources in the Fund owned by Eletrobras, which will cease to be its parent company and will also become a private company without attributions related to the maintenance of this Fund.

In this sense, Resolution CPPI 203, which established procedures for privatization, determined the transfer of ownership of the quotas of the Decommissioning Fund of Nuclear Power Plants, by Eletrobras to Eletronuclear, as below:

“Article 11. The following adjustments and conditions for privatization are approved, without prejudice to those already provided for in Law No. 14,182, 2021: (...)

XVI – transfer, by ELETROBRAS to Eletronuclear, of the ownership of the quotas of the Decommissioning Fund of nuclear power plants, provided for in Resolution No. 8 of September 17, 2002, of the National Council for Economic Policy – CNPE, with the compensation of the obligations of transfer of associated resources between companies; e”.

Thus, as Eletronuclear has a credit to the Company due to the transfer of the funds provided in the

34

above-mentioned fund, and the updated value of such liability corresponds to the market value of the shares of the above-mentioned fund, the payment by the shares of the fund would be made by compensating the Company’s liabilities with the price to be paid by Eletronuclear.

Under Article 13 ICVM 555, as apart from Article 20 of the Fund’s Regulation, the assignment or transfer of shares of open funds (as is the case of the Fund) is permitted only in the following situations: a) judicial or arbitral decision; b) fiduciary assignment operations; c) execution of warranty; d) universal succession; e) dissolution of a conjugal society or stable Federal Government by judicial or public deed that provides for the sharing of property; and f) transfer of administration or portability of pension plans. The shares of closed funds, on the other hand, can be transferred using a term of assignment and transfer signed by the transferor and the transferee or using negotiation on an organized market in which the shares of the fund are admitted to trading.

Nevertheless, the situation on screen concerns the compliance by the Fund Administrator and the current quota holder with the determination of the CPPI in the use of its regulatory competence and complement the procedure of Privatization of Eletrobras, in which it does not conflict with Laws 9.491/1997 and 14.182/2021. As a result, it would not even be feasible to have the previous forecast in ICVM 555. This is because the transfer hypothesis presented here arises from the express command of the CPPI, whose direct foundation lies in a law approved by the National Congress and sanctioned by the President of the Republic. Therefore, in the context of privatization processes, a well-known phenomenon of Regulatory Law, delegification, is the case, so that the Law itself transfers the original legitimacy to the CPPI to establish additional conditions of privatization.

Given this exceptional situation, Eletrobras requested authorization from the CVM for the transfer of ownership of the Fund’s shares between Eletrobras and Eletronuclear, in compliance with the express provision of CPPI Resolution, which resulted from the standard provided for in Law 14,812, to allow the Fund’s administrator, BB Gestão de Recursos – Distribuidora de Títulos e Mobiliários S.A., take the necessary measures to transfer ownership of the quotas, including through the competent amendment of the Fund’s regulation.

On December 9, 2021, CVM agreed with the Company’s understanding, through Letter 125/2021/CVM/SIN (Annex 13). Annex 14 contains, highlighted, the detailed description of the transfer of the Fund, as well as the management’s recommendation on such restructuring, as set out in Article 8 of CVM Instruction 481.

The DFP Technical Note 004/2022 integrates this proposal as Annex 15 and Annex 16 containing, highlighted, the detailed description of the restructuring involving Eletronuclear, as well as the management’s recommendation on such restructuring, as set out in Article 8 of CVM Instruction 481.

(iv)	Government Programs

The Company manages programs, contracts, and strategic resources of the Brazilian government in the electricity sector, namely: Incentive Program for Alternative Sources of Electric Energy – PROINFA, National Electric Energy Conservation Program – Procel, financing contracts that use resources from the Global Reversal Reserve – RGR, National Program for universalization of access and use of electricity in the Legal Amazon “Mais Luz para an Amazônia” and National Program for universalization of access and use of electricity “Luz para Todos”. In addition, the Federal Government Assets under Company Management (BUSA) provided for in Decree-Law No. 1,383 of December 26, 1974.

Incentive Program for Alternative Sources of Electric Energy – PROINFA

35

The Incentive Program for Alternative Sources of Electric Energy – PROINFA is a government program established by Law No. 10,438/2002 that aims to stimulate and diversify the Brazilian energy matrix through alternative sources. Currently, the Company is responsible for the commercialization of electricity for certain projects contracted under the program, being part of 140 (one hundred and forty) energy commercialization contracts, valid for 20 (twenty) years each.

Under Article 23 of Law No. 14,182/2021, before privatization, such contracts shall be transferred by the Company to ENBPar – which will be the new energy-marketing agent of the program.

National Electric Energy Conservation Program – Procel

The National Program for The Conservation of Electric Energy – Procel is a government program created through Interministerial Ordinance No. 1,877/1985 of the Ministry of Mines and Energy and the now-defunct Ministry of Industry, Foreign Trade and Services (MDIC), being coordinated by the Ministry of Mines and Energy and executed by the Company.

The program promotes energy efficiency actions in several areas of activity – namely, appliances, buildings, street lighting (Reluz), public power, industry and commerce, and knowledge, fighting their waste of electricity and reducing sectoral costs. After the denationalization of the Company, ENBPar will be responsible for the administration of the program, according to article 9, paragraph 1st, item IV, of Law No. 14,182/2021.

Global Reversal Reserve – RGR

The Global Reversal Reserve – RGR was created by Article 4th of Law No. 5,655/1971 to provide resources for reversal, encampment, expansion, and improvement of public services. The Company is responsible for financing contracts with resources from the Global Reversal Reserve – RGR until November 17, 2016, under Article 28th of Decree No. 9,022/2017.

Under Article 9th, paragraph 1st, item III, Law No. 14,182/2021, ENBPar will manage financing contracts that use the resources of the reserve still under the responsibility of the Company.

Program “Mais Luz para a Amazônia”

“Mais Luz para a Amazônia” was established by the federal government in 2020 and aims to provide electricity care to the Brazilian population living in remote regions of the Legal Amazon, with the use of renewable sources of electricity generation.

The program is coordinated by the Ministry of Mines and Energy and, in the light of Article 1st of Ordinance MME No. 86/2020, is operationalized by the Company as an operationalizing body, having as executing agents the concessionaires, permissionaires, and public service providers of distribution of electricity that operate in the states of the Legal Amazon.

36

Pursuant to Article 11th, item XV, of Resolution CPPI 203, ENBPar will manage the program “Mais Luz para a Amazônia”.

Program “Luz para Todos”

“Luz para Todos” is a rural electrification program created by the federal government in 2003 that aims to provide electricity care to the portion of the population of the Brazilian rural environment that does not yet have access to this public service. Under Article 11th, item XV, of CPPI Resolution 203, ENBPar will manage the program “Luz para Todos”.

Federal Government Assets under Company Management – BUSA

Article 2 of Decree-Law No. 1,383/1974, as amended by Law No. 14,120/2021, establishes that the Assets of the Federal Government under the Company’s Management – BUSA encamped and disappropriated with RGR resources will be integrated into the same account as assets of the Federal Government under special use in the public electricity service, under the Company’s management, under regulation, until they are disposed of; transferred to the administration of concessionaires, permission arises or authorized generation, transmission or distribution of electricity; or transferred to the management of the Secretariat of Coordination and Governance of the Federal Government’s Assets of the Special Secretariat for Privatization, Divestment, and Markets of the Ministry of Economy. Under Article 9, paragraph 1st, item III, of Law No. 14,182/2021, it will be up to ENBPar to administer these Assets of the Federal Government.

The CPPI Resolution provides that the Company, for up to 12 months, counted from the settlement date of the Offer, will continue to manage the marketing contracts under PROINFA, administration of the current account called Procel, financing contracts that use RGR resources, the programs “Mais Luz para a Amazônia” and “Luz para Todos” and the administration of Federal Government assets provided for in Decree-Law No. 1,383, 26 December 1974. During such period and under the contract to be concluded between the Company and ENBPar, there will be an operational transition in the management of activities and assignment of the aforementioned contracts.

Annex 17 is part of this proposal, containing, highlighted, the detailed description of the management of activities and assignment of the aforementioned contracts to ENBPar, as established Article 8th of CVM Instruction 481.

This proposal also includes Annex 18, containing a full copy of the contract for transition and transfer of management of sectoral programs and BUSA, to be concluded between the Company and ENBPar regarding the transition of such management.

It is also part of this proposal to PR Technical Note 005/2021 – Government programs, Annex 19, and the DFCR010/21 Technical Note, Annex 20, which deals with the risks inherent in the transfer of government programs.

37

Item 2 of the Agenda – New concession agreements

Law No. 14,182/2021 authorized the Federal Government to grant new concessions for the generation of electricity, for thirty (30) years, for the following contracts:

Table 01 – Annex I Power Plants of CNPE Resolution 30/2021

Subsidiary	HPP	CEG - ANEEL	UF	Power (MW)[3]
Chesf	Boa Esperança	UHE. PH. PI.000267-4	PI/MA	237.3
Chesf	Apolônio Sales (Moxotó)	UHE. PH. AL.001510-5	AL	4,279.6
Chesf	Paulo Afonso I	UHE. PH. BA.002012-5	BA
Chesf	Paulo Afonso II	UHE. PH. BA.027048-2	BA
Chesf	Paulo Afonso III	UHE. PH. BA.027049-0	BA
Chesf	Paulo Afonso IV	UHE. PH. BA.027050-4	BA
Chesf	Luiz Gonzaga (Itaparica)	UHE. PH. PE.001174-6	BA/PE	1,479.6
Chesf	Xingó	UHE. PH. SE.027053-9	SE/AL	3,162.0
Chesf	Sobradinho	UHE. PH. BA.002755-3	BA	1,050.3
Chesf	Funil	UHE. PH. BA.027046-6	BA	30.0
Chesf	Pedra	UHE. PH. BA.027052-0	BA	20.0
Electronorth	Coaracy Nunes	UHE. PH. AP.000783-8	AP	78.0
Electronorth	Tucuruí	UHE. PH. PA.002889-4	PA	8,535.0
Electronorth	Curuá-uma	UHE. PH. PA.027130-6	PA	42.8
Furnas	Corumbá I	UHE. PH. GO.000866-4	GO	375.0
Furnas	Estreito (Luís Carlos B. de Carvalho)	UHE. PH. SP.000917-2	SP/MG	1,050.0
Furnas	Funil – RJ	UHE. PH. RJ.027118-7	RJ	216.0
Furnas	Furnas	UHE. PH. MG.001007-3	MG	1,216.0
Furnas	Marimbondo	UHE. PH. MG.001417-6	MG/SP	1,440.0
Furnas	Porto Colômbia	UHE. PH. MG.002117-2	MG/SP	320.0
Furnas	Itumbiara	Uhe. PH. MG.001194-0	MG/GO	2,082.0
Furnas	Mascarenhas de Moraes (Peixoto)	Uhe. PH. MG.002038-9	MG	476.0

According to the guidelines of Law No. 14,182/2021, the CNPE Resolution No. 30/2021 established in R$67,052,502,399.86 (sixty-seven billions, fifty-two million, five hundred and two thousand, three hundred and ninety-nine reais and eighty-six cents) the value added by the new contracts for the concession of electricity generation conditional on the granting of new concession contracts, and set at R$25,379,079,917.76 (twenty-five Billion, three hundred and seventy-nine thousand, seventy-nine thousand, nine hundred and seventeen reais and seventy-six cents) the amount to be paid by the Company or its bonus subsidiaries for the granting of new contracts for the generation of electricity, as

³ Power considered in the calculation of the physical energy guarantee defined in MME Ordinance No. 544 of August 30, 2021.

established by Law No. 14,182/2021, and R$32,073,001,926.43 (thirty-two billion, seventy-three million, one thousand, nine hundred and twenty-six reais and forty-three cents) the amount to be paid by the Company or its subsidiaries to the Energy Development Account (CDE).

38

According art. 3 B, the CNPE Resolution No. 30/2021 may be reviewed, depending on the competence of the merits of the TC 008.845/2018-2 case, by the Federal Court of Auditors (TCU), in the deliberation that the Plenary will make, according to Decision No. 3176/2021 - TCU - Plenary.

Pursuant to Article 5 of Law No. 14,182/2021 and CNPE Resolution No. 30/2021, the said value added by these new contracts for the concession of electricity generation considered: (i) the change of the operating regime for independent production; (ii) the deduction of R$2,906,498,547.37 (two billion, nine hundred and six million, four hundred and ninety-eight thousand, five hundred and forty-seven reais and thirty-seven cents) of the credits related to reimbursement for the expenses proven with the purchase of fuel, incurred until June 30, 2017, by the concessionaires that were controlled by the Company and holders of the concessions covered by Article 4-A of Law No. 12.111/2009, have been proven, but not reimbursed, by account of the requirements of economic and energy efficiency, monetary updates (therefore, the established legal limit of R$3,500,000,000.00 (three billion and five hundred million reais)); and (iii) the decontracting of electricity contracted in accordance with article 1st of Law No. 12,783/2013, gradually and uniformly, within five (five) years (20% (twenty percent) per year starting on January 1, 2023), with the exception of the Tucuruí, Curuá-Una and Mascarenhas hydroelectric power plants, with energy availability from the signing of new concession contracts.

Eletrobras hired an independent consultancy, Upside Corporate Finance Ltda ("Upside" or "Consulting"), Contract No. ECE-DSS-4588/2021, for the provision of specialized services, to support the decision of senior management, through a specific study, regarding the value of the grant in the privatization process related to the change of the modality of contracting quota to the independent producer of the 22 power plants, using, for this purpose, Economic and financial modeling, premises and methodologies specific to the Upside, approved by the Company through Resolution 660 of October 20, 2021.

The drafts of the new concession agreements to be concluded by the Company and its subsidiaries are set out in Annex 21. This proposal also includes the Technical Notes DFPA 017/2021 and DFP 002/2022, as Annex 22, and the analysis of the Generation Board, the Transmission Board, and the Governance, Risks and Compliance Board, in Annex 23, constituted by DGDR Technical Notes No. 005/2021, of October 7, 2021; NT DGDR No. 006/2021, of December 23, 2021, NT DGC Analysis Marketing Methodology, of October 15, 2021; NT DGC Marketing Analysis - Revision 1 of December 30, 2021, NT DGE No. 008/2021, NT DGE No. 009/2021, NT-DT-002-2021 - Transmission Limits Grant, NT DCR 008/2021 and NT DCR 009/2021. Also, the following reports of the Upside Consultancy are composed in Annex 23, which gave the basis for the analysis carried out by the specialized areas of Eletrobras whose Technical Notes are in Annex 22 and Annex 23: (1) Economic-Financial Study Report - Calculation of the Value of the Grant, version 01.25 (Detailed Report of Methodology, Assumptions and Risk Factors) and Economic-Financial Study - Calculation of the Value of the Consultancy Grant Upside, (2)Complete report with the results and details of the premises and methodologies used for the elaboration of the economic-financial model of the Consultancy Upside and (3) Complete final report with the data sent by CNPE to define the added value of the grants with the Vantajosity Analysis of the Upside Consultancy. Annex 24 also contains the detailed description of the concession contracts, as well as the recommendation of the administration regarding their conclusion, as set out in article 8 of CVM Instruction 481. Emphasize the fact that the Economic-Financial Study Report - Calculation of the Grant Value, version 01.25 (Detailed

39

Report of Methodology, Assumptions and Risk Factors) and Economic-Financial Study - Calculation of the Value of the Consultancy Grant Upside which is included in Annex 23 as well as the Technical Notes of analysis of this carried out by the specialist areas of Eletrobras were approved by the Executive Board of Eletrobras at its 3,021st Meeting, which occurred on October 20, 2021, characterized by Resolution RES-660/2021 which is also part of Annex 23.

The consulting study includes a series of scenarios simulating possible alternatives of assumptions that combine demand growth rates, penetration of new sources of electricity (gas thermal, solar, wind, etc.), and perspectives of the evolution of the cost of production, in addition to reducing the Physical Guarantees of hydroelectric power plants motivated by the impacts of climate exchange on available water resources.

In the study of the consultancy, a "Base Case" was composed, which, by the study of the Consultancy, would be the most likely to occur. Thus, depending on the level of risk-taking, to be assumed by the Company, future cash flows with values higher than those projected in the "Base Case" could be observed. The analysis of the Consultancy also contemplated in the various alternative scenarios, the risk assessment associated with the alteration of variables determined as critical, described below, which are configured either as threats or as opportunities. It should be emphasized that a mathematical model was constituted to capture all the premises of the electricity/energy sector as it is regulated today. Some premises that are empirically based on the capture of perceptions, a mathematical model would have difficulty reproducing. Hence the need for modeling to be composed of a "Base Case" and a broad set of sensitivities arising from variations in the premises that make up the pillars of the study. Threat points and opportunities can support the Company's Management in risk monitoring and decision making.

Based on the results presented in the study, the UPSIDE, of a total of 14 scenarios that represent the simulated "Base Case" and 13 sensitivities where the critical variables of the study are altered, among all the scenarios studied, the added value proposed in CNPE 30/2021 is found in the simulated sensitivity envelos.

In the studies of the Consultancy, the results associated with the "Base Case", in which the value determined for Grant was R$ 64,357 billion, was about 4% lower than that determined by CNPE Resolution 30/2021, equivalent to R$ 67,053 billion. However, the evaluation should also consider the set of results sensitized to the changes in the premises considered in the modeling. However, other levers should be considered in the analysis, mentioned in Technical Note DC 001/2022 - Global Analysis of the Privatization Operation from the perspective of transactions with related parties.

Item 3 of the Agenda - Cepel

How as a consequence of the first oil crisis, the Federal Government formulated a new policy for the expansion of the energy sector in the country, which provided, among other measures, the creation of

40

a research center focused on the technological development of the sector, the Center for Electric Energy Research ("Cepel").

How to condition to privatization, Law No. 14,182/2021 established that the associative contributions currently paid by the Company to Cepel, continue to be paid by the Company for 6 (six) years from the date of privatization.

It should be clarified that the base year (2019) used by Law 14.182/2021 already represents a 5% investment fall in CEPEL when compared to previous years. This updated 2019 figure is R$ 231.2 million, which is the amount of the contribution for the year 2022. The note technique DT 001/22 (Annex 26) the aspects are inherent in such a contribution.

Item 4 of the Agenda - Revitalization projects and structural cost reduction

As established in Law No. 14,182/2021, the Management submits to the approval of the Company's shareholders the authorization for the Company, directly or through its subsidiaries, to develop the projects that will compose the following programs:

a.	revitalization of water resources in the São Francisco River and Parnaíba river basins, directly by the Company or, indirectly, through its subsidiary Companhia Hidrelétrica do São Francisco (Chesf) or Brazilian army units;

b.	structural reduction of energy generation costs in the Legal Amazon and for the navigability of the Madeira River and the Tocantins River, directly by the Company or, indirectly, through its subsidiary Eletronorte; and

c.	revitalization of the water resources of the river basins, defined according to item V of the Caput article 1 of Law No. 9,433 of January 8, 1997, in the area of influence of the reservoirs of furnas hydroelectric power plants, whose concession contracts are affected by Law No. 14,182/2021, directly by the Company or, indirectly, through its subsidiary Furnas.

The drafts of the new concession agreements to be concluded by the Company and its subsidiaries and copies of which are contained in the Annex 21 conditions and obligations relating to the commitment to the development of such projects. In addition, the detailed description of the concession contracts as well as the management's recommendation on their conclusion can be found in Annex 19 – PR-005/2021 (Transition of management of eletrobras' government programs to ENBpar).

Assumption of the Company's subsidiary responsibility for certain programs

As established in Law No. 14,182/2021, the Management submits to the approval of the Company's shareholders the authorization for the Company to take subsidiary responsibility for compliance with the

41

programs established in articles 6, 7and 8 of Law No. 14,182/2021, which cover the programs for revitalization and structural reduction of costs mentioned in the above item, as well as the obligation to provide resources related to such programs, as detailed in said Law, which is set out in Annex 01.

Items 5 and 6 of the Agenda - Public Offering and delegation of powers to the Board of Directors

As mentioned above, Law No. 14,182/2021 determined that the privatization will be implemented in the form of an increase in the Company's capital, through the public subscription of new common shares issued by the Company ("Primary Offer"), may be accompanied by the disposal of shares issued by the Company held by the Federal Government, or a company controlled by it, directly or indirectly, through a secondary public offering of shares ("Secondary Offer" and, together with the Primary Offering, the "Bid").

If the Primary Offering is not sufficient to dilute the direct and indirect participation of the Federal Government by a percentage equal to or less than 45% (forty-five percent) of the Company's voting capital, the Secondary Offer will be made.

Under CPPI Resolutions, the Primary Offering shall cover a number of common shares representing the amount to be paid by the Company or its bonus subsidiaries for the granting of new concession contracts for the generation of electricity, as provided for in article 4, Caput, item II, in Law 14,182/2021, provided that this amount is greater than R$ 22,057,564,316.99 and less than R$ 26,648,033,913.65, considered the average closing price of common shares in the 15 (fifteen) days preceding the date of availability of the preliminary prospectus to the general public.

To determine the price of the shares to be distributed in the Offer, a procedure of bookbuilding, organized by the Offer Coordinators, through which different institutional investors are accessed to determine the demand for the Offer and the price per share to be offered.

At the end of the bookbuilding, the coordinators will propose to the Company, the CPPI, and the selling shareholders (i.e., the Federal Government and, if any, its related parties), if any, the final value per share, based on the market price of the share and the indications of interest according to the quality and quantity of demand (by volume and price) for the shares, collected from investors.

The President of the CPPI will practice, using a resolution ad referendum, the following acts:

I - setting the minimum price of the share equivalent to the average of the prices found by the independent economic and financial evaluations contracted by BNDES;

II - resolution on the exercise of the option of increasing the number of shares offered, through the issuance or disposal of additional shares, under paragraph 2 of article 14 of the Brazilian Securities Exchange Commission Instruction No. 400, 2003, in the event of an excess of demand; and

III - approval of the share price resulting from the bookbuilding.

42

The Offer will be canceled if the issue price per share arising from the bookbuilding, to be decided by the Board of Directors of Eletrobras, is lower than the minimum price approved by the CPPI.

The number of shares in the Bid Global Public can be increased by up to 35% (thirty-five percent) about the amount initially offered as Documents the Bid Global Public, being:

I - up to fifteen percent "Supplementary Lot Shares", under article 24 of CVM Instruction No. 400 of December 29, 2003, with purpose exclusive stabilization of stock prices; and

II- up to twenty percent "Additional Shares", under paragraph 2 of article 14 of CVM Instruction No. 400 of 2003, case checked one excess demand.

Thus, the agenda is intended to authorize the Board of Directors to approve the Primary Offering, within the limits of the authorized capital to be created, according to a matter that will also be detailed below and observe the price per share to be defined by the CPPI.

In any case, it is a condition for the Offer that the whole transaction is approved by the Brazilian Federal Court of Accounts, which has not yet occurred.

Technical note DFF/DFP 008/21 deals with the amount of the capital increase (Annex 27).

Items 7 and 8 of the Agenda - Pre-Offer Statute Reform

The resolutions proposed in items 7 and 8 of the agenda aim to enable the Company's Board of Directors to approve the issuance of shares of the Company and approve its price, to make the Primary Offer in the context of the Company's privatization.

Although not required by law, the establishment of authorized capital is the most practical and usual procedure for public issues of shares. With the creation of authorized capital, the Board of Directors may approve the necessary increase in the Company's share capital and issue of the shares to be offered in the Primary Offering, without the need for a new shareholders' meeting of the Company. Thus, agility is given for this issue, in addition to dispensing with the necessary costs for the organization of a new general meeting; without, on the other hand, shareholders fail to approve the respective matter, since the shareholders would be approving the creation of the Company's authorized capital already aware that part of it will be used for the Primary Offering.

Furthermore, the exclusion of the right of preference, established in article 171 of the Brazilian Corporations Law, is usual in proceedings for the issuance of shares for public distribution, being fully permitted under article 172 of the Brazilian Corporations Law.

The CPPI Resolution provides for the priority of subscription of Eletrobras shareholders (excluding the Federal Government and entities under its control) in place of the right of preference.

43

This proposal includes Annex 28 containing the amendments to the Bylaws object to the agenda, as well as their origin and justification, with the analysis of their legal and economic effects, as established in article 11 of CVM Instruction 481. It also follows the company's consolidated bylaws, with the changes highlighted in Annex 29. Annex 30 contains the information provided in article 14 of CVM Instruction 481, and Annex 31, the statement of the Fiscal Council on authorized capital.

It is important to clarify that the reform of bylaws depends on approval by the Secretariat for Coordination and Governance of State-Owned Companies - SEST linked to the Ministry of Economy.

The creation of authorized capital and exclusion of the right of preference will have an immediate effect, even before the Offer, because they seek precisely to enable its realization. The other statutory changes, to be detailed below, will be effective only after the privatization and, therefore, are being included within article 70 of the Bylaws, as they are effective.

Items 9 and 10 of the Agenda - Statutory Changes Post Offer

Creation of restrictions on voting rights and conclusion of shareholders' agreements

Law No. 14,182/2021 and the CPPI Resolutions determined, as a condition of the privatization, that the Company's Bylaws be modified to include provisions limiting the voting rights of the Company's shareholders so that no shareholder or group of shareholders can cast votes in more than 10% (ten percent) of the total number of shares in which the Company's voting capital is divided.

In addition, it is a condition of the privatization that the conclusion of shareholders' agreement for the exercise of voting rights is denationalized by the Company's Bylaws, except for the formation of blocks with a number of votes below the aforementioned limit.

Such changes, if approved, will result in a significant disincentive for the concentration of the Company's common shares, since even if a shareholder or group of shareholders owns more than 10% (ten percent) of the Company's voting share capital, the number of votes cast by such group will be limited to 10% (ten percent) of the voting share capital.

The limitation in question shall apply not only to ordinary shares but also to the Company's preferred shares exclusively in the event of the acquisition of voting rights due to the possible non-payment of minimum dividends as provided for in article 111, §1, of the Brazilian Corporations Law.

Law No. 14,182/2021 did not determine, however, which should be understood as a "group of shareholders", with the Company's Management prepared a definition proposal, as set out in the agenda.

Thus, it is proposed to consider members of a "group of shareholders" the other companies that a given shareholder controls, which control a given shareholder or that are under the common control of such shareholder, based on the concept of control defined in article 116 of the Brazilian Corporations Law. The Draft Statute also proposes that certain other circumstances specified therein may cause

44

shareholders to be considered as members of a group since such shareholders have interests and tend to exercise votes jointly.

Furthermore, to ensure compliance with these limitations, it was proposed that the shareholders keep the Company informed about its belonging to a group of shareholders, if such group of shareholders holds, in total, shares representing 10% (ten percent) or more of the Company's voting capital. In addition, members of the shareholders' meeting board shall ask shareholders for documents and information as they see themselves as necessary to verify the possible belonging of a shareholder to a group of shareholders who may hold 10% (ten percent) or more of the Company's voting capital.

Creation of golden share

The creation of special class preferred action (Golden Share) was imposed as a condition for privatization by Law No. 14,182/2021. Such creation shall take place through the conversion of one (1) class B preferred share of Federal Government ownership into a special class preferred share, the latter being subscribed by the Federal Government.

If approved, such deliberations shall result in the establishment of a right of veto by the Federal Government in deliberations wishing to remove or modify limitations on the exercise of the right to vote and the conclusion of a shareholders' agreement referred to above.

The creation of such a special class preferred share and the exercise of its right of veto, by agenda, aims to hinder the modification of the governance conditions imposed by Law No. 14,182/2021 for the realization of the privatization, keeping the Company as a corporation with no defined controller or true corporation in the English expression.

Annex 32 is included in this proposal, containing the reasons, rights, advantages, and restrictions, as well as the analysis of the impact of the creation of the preferred special class action, as set out in article 17 of CVM Instruction 481.

Consequently, the Company considers that the creation of the Golden Share does not cause any loss of property to the other shareholders of the Company, whether they hold preferred shares or common shares, since no right to such shares is limited or reduced as a result of the creation of the Golden Share. In addition, as already explained, the Golden Share does not confer any differentiated economic right on the Federal Government, nor any right that would otherwise damage the other shareholders.

Creation of Poison pill

The resolution described in the item about the agenda aims to create mechanisms for desolating the concentration of shares of the Company, usually called "Poison pill", obliging a shareholder or group of shareholders that exceeds certain levels of common shares to offer the acquisition of all common shares held by the other shareholders, through a public offering. Such an acquisition would occur at a price that represents a disincentive for the concentration of shares.

45

Considering that there is already, today, a controlling group in the Company, which will no longer be so with the Offer, the CPPI Resolution establishes 2 (two) distinct levels of poison pills; thus, the acquisition of a majority stake (more than 50% (fifty percent) of the Company's voting capital) and relevant minority interests (more than 30% (thirty percent) of the Company's voting capital are discouraged.

Furthermore, the CPPI Resolution establishes a healing period, comprising time reasonably necessary for a shareholder (or group of shareholders) who has exceeded these levels to dispose of shares in order not to be obliged to make the public offer to acquire shares.

It is important to mention that the proposed wording intentionally uses the verb "to exceed", so that the Federal Government and the companies that make up its group of shareholders, although immediately after the public offer that will lead to the privatization of the Company, still hold a stake of more than 30% (thirty percent) of the Company's voting capital, would not need to make a public offer for the acquisition of shares; unless, in the future, they will reduce their participation to a lower level and, later, will again exceed this level, a hypothesis in which they would have to make a public offer as a result of the Poison pill.

Change of provisions of the Bylaws relating to the mixed-economy company

With the privatization, several provisions of the Company's Bylaws must be modified to make it compatible with the modification of governance, activities, and norms applicable to the Company after the privatization and to remove rules and activities typical of state-owned enterprises and a mixed economy of the Bylaws.

Renumbering of Social Statute provisions

Once the changes to the Bylaws are the subject of the agenda have been approved, it will be necessary to renumber certain provisions of the Company's Bylaws, as detailed in item 10 of the agenda.

According to mentioned above, integrates this proposal is Annex 28 containing the rationale, rights, advantages, and restrictions, as well as Annex 29 with the Bylaws of Eletrobras consolidated with the proposed amendments.

Item 11 of the Agenda - Suspensive condition regarding the settlement of the Offer

Law No. 14,182/2021 and/or CPPI Resolutions provide that the acts resulting from the approval of items 1 and 2 of the agenda should be subject to the implementation of privatization. As the implementation of the privatization is consolidated through the settlement of the Offer, such settlement should be understood as the condition in question.

As a result, the effectiveness of deliberations contained in items 1 to 10 of the agenda shall be subject to the suspensive condition of the settlement of the Offer, under article 125 of Law No. 10,406/2002 (Brazilian Civil Code) and §2 of article 3 of Law No. 14,182/2021.

46

Item 12 of the Agenda - Privatization

The Privatization may only occur if all the matters provided for in the Agenda of the Notice of this Proposal of the Administration are approved and executed. and provided that the operation, as provided for, by CPPI Resolutions 203 and 221 is fully approved.

Benefits, Costs, and Risks

Benefits

The benefits involved in the matters on the Agenda of this management proposal were evaluated by the Administration, through Technical Note DC 001/2022 (Global Technical Note of TPR), which composes this Management Proposal, as Annex 25.

Costs

The costs involved in the matters on the Agenda of this management proposal were evaluated by the Administration, using Technical Note DC 001/2022 (Global Technical Note of TPR), which composes this Administration Proposal, as Annex 25, as well as in the other Technical Notes DFP 003/2022, DFP 002/2022 and DFPA 017/2021 (Annex 6 and 22), TECHNICAL NOTES DG, DT 002/2021 and DCR 008 and 009/2021 (Annex 23) and TECHNICAL NOTE 005/2021 (Annex 19).

Risks

The risks involved in the matters on the Agenda of this management proposal were evaluated by the Governance, Risks, and Compliance Board of Eletrobras, through the General Technical Risk Note DCR 011/2021, which composes this Management Proposal, as Annex 33.

Necessary Government and Regulatory Authorizations

The authorizations necessary for the implementation of the matters listed on the Agenda are as follows:

•	Authorization by the TCU for the entire Privatization Operation;
•	CADE authorization for the dilution of the Federal Government’s shareholding control;
•	Authorization of ANEEL - transfer of the controlling interest of the concessions of Eletrobras Companies;
•	Authorization of Anatel - Corporate changes of Eletrobras Companies;
•	Authorization of the Secretariat for Coordination and Governance of State-Owned Companies - the amendment of the Company's pre-offer Bylaws.

Financial Creditors

The necessary authorizations and negotiations carried out for the implementation of the matters on the Agenda are Described in the DFF Technical Note 060/2021, which is Annex 34.

47

3.	Completion of Administrators

Given all that has been exposed, the Company's Board of Directors, for majority of those present, approved the convocation of the 181st Extraordinary General Meeting, under this Board Of Directors' Proposal and its Annexes, and recommends that the Shareholders carefully read all the documentation made available to them about the resolutions subject to the agenda, as well as approve all the items on the agenda because they believe they serve the best interests of the Company,  according to all the content here described.

Brasilia, 20 January 2022.

Ruy Flaks Schneider

Chairman of the Board of Directors

48

LIST OF ANNEXES - EGM

All documents relating to the matter to be deliberated by the 181st EGM are available to shareholders on the Company's website (https://ri.eletrobras.com/), according to listed below:

ANNEX 01 - Law 14,182 of July 12, 2021;

ANNEX 02 - CPPI Resolution No. 203 of October 19, 2021, CPPI Resolution No. 221 of December 29, 2021, CNPE Resolution No. 15 of August 31, 2021, and CNPE Resolution No. 30 of December 21, 2021;

ANNEX 03 - BNDES Modeling Report, adhering, and Legal Mapping Report;

ANNEX 04 - Economic fundamentals and memory of calculating the value of the price to be paid by ENBPar for the participation in Itaipu’s capital;

ANNEX 05 - Expert Opinion Carmem Tibúrcio;

ANNEX 06 - Technical note DFP 003/2022 (Itaipu);

ANNEX 07 - Description of the transfer of Itaipu's stake (Article 8 of CVM Instruction 481);

ANNEX 08 - Contract for the Transfer of Corporate Interest in Itaipu and Other Covenants;

ANNEX 09 – Valuation Electronuclear;

ANNEX 10 - Investment Agreement;

ANNEX 11 - Shareholder Agreement;

ANNEX 12 - Proposal for The Social Statute of Eletronuclear to be reformed;

ANNEX 12.A - Management Proposals EGM's Eletronuclear

ANNEX 13 - Authorization of CVM - Commissioning Fund;

ANNEX 14 - Description of the transfer of quotas from the decommissioning fund;

ANNEX 15 – Technical Note DFP 004/2022 (Electronuclear);

ANNEX 16 – Description of the restructuring involving Eletronuclear;

ANNEX 17 – Description of the transfer of the programs “Mais Luz para a Amazônia” and “Luz para Todos” and the administration of Federal Government assets and the assignment of marketing contracts under Proinfa, administration of the current account called Procel, and financing contracts using RGR resources;

ANNEX 18 – Transition and Transfer Contract for Sector And BUSA Program Management

ANNEX 19 – PR Technical Note PR 005/2021 - Government Programs;

ANNEX 20 – Technical Note DCR 010/2021;

ANNEX 21 – Draft scans of new concession agreements to be concluded by the Company and its subsidiaries;

ANNEX 22 – Technical Note DFP 002/2022 (Analysis of new Concession Contracts) and DFPA 017/2021 (Calculation Grant Value);

ANNEX 23 – DG Technical Notes, Report Up Side, NTs DGDR 005 and 006, DT 002-2021 and DCR 008 and 009;

ANNEX 24 - Description of the new concession agreements to be concluded by the Company and its subsidiaries;

49

ANNEX 25 – Technical Note DC 001/2022 - Global Analysis of The Privatization Operation from the perspective of transactions with related parties;

ANNEX 26 - Technical Note DT-001/2022;

ANNEX 27 – Technical Note DFF/DFP 008/2021;

ANNEX 28 – Changes to be promoted in the Bylaws, with the comparative framework and legal and economic effects;

ANNEX 29 – Bylaws consolidated with the proposed amendments;

ANNEX 30 – Article 14 of CVM Instruction 481;

ANNEX 31 – Manifestation of the Fiscal Council on authorized capital and capital increase Primary Offering;

ANNEX 32 – Creation of the special class preferred share (Annex 17 of CVM Instruction 481);

ANNEX 33 – Technical Note DCR 11/2021 General Risks;

ANNEX 34 – Technical Note DFF 060/2021 Waiver of Creditors;

ANNEX 35 - Opinion of the CAE;

ANNEX 36 - CEGS Opinion; and

ANNEX 37 - Legal Opinion.

The Company, through its Market Relationship Department, through telephones (55)(21)2514-6333 or (55)(21)2514-6331, e-mails assembleiavirtual@eletrobras.com and ombudsman-ri@eletrobras.com are at full disposal for further clarification on the 181st Extraordinary General Meeting of Shareholders.

50

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.